SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel
CNPJ/MF 76.483.817/0001 -20
Public Company - CVM 1431-1
www.copel.com copel@copel.com

Quarterly Information

September - 2005

Table of Contents
Financial Statements	5
Balance Sheet	5
Statement of Income	7
Statement of Changes in Shareholders’ Equity	9
Statement of Changes in Financial Position	10
Statement of Cash Flows	12
Statement of Added Value	14
Notes to the Financial Statements	16
1. Operations	16
2. Presentation of the Quarterly Information	17
3. Cash in Hand	19
4. Consumers and Distributors	20
5. Provision for Doubtful Accounts	21
6. Services Provided to Third Parties, Net	21
7. Dividends Receivable	22
8. CRC Transferred to the Government of the State of Paraná	22
9. Taxes and Social Contribution	24
10. Account for Compensation of Portion A Variations	27
11. Regulatory Assets – PIS/PASEP and COFINS	30
12. Other Receivables	31
13. Receivables from Related Parties	32
14. Investments	34
15. Property, Plant, and Equipment	36
16. Loans and Financing	39
17. Debentures	44
18. Suppliers	47
19. Labor Provisions	50

20. Post-Employment Benefits	51
21. Regulatory Charges	52
22. Other Accounts Payable	52
23. Provisions for Contingencies	53
24. Share Capital	56
25. Gross Revenues from Sales and Services	57
26. Deductions from Gross Revenues	58
27. Electricity Purchased for Resale	58
28. Payroll	59
29. Pension Plan and Healthcare Plan	59
30. Materials and Supplies	59
31. Raw Materials and Supplies for Energy Generation	60
32. Natural Gas and Supplies for the Gas Business	60
33. Third-Party Services	61
34. Regulatory Charges	62
35. Other Operating Expenses	62
36. Financial Income (Expenses), Net	63
37. Equity in the Results of Subsidiaries and Investees	64
38. Rate Increases	65
39. Electric Energy Trading Chamber (CCEE)	66
40. Reconciliation of the Provision for Income Tax and Social Contribution	69
41. Financial Instruments	69
42. Related-Party Transactions	69
43. Wholly-Owned Subsidiaries	73
44. Energy Auction	75
45. Subsequent Events	76
46. Other Relevant Information	77
COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER	78

Distribution	78
Management	81
Investor Relations	81
Finance	83
Review of the Statement of Income	84
SENIOR MANAGEMENT AND COMMITTEES	87
OPINION BY THE INDEPENDENT ACCOUNTANTS	88

FINANCIAL STATEMENTS

Balance Sheet

As of 30 September and 30 June 2005
(In thousands of reais)

		Parent Company		Consolidated

Item Code	Item Description	30.09.2005	30.06.2005	30.09.2005	30.06.2005

1	Total assets	7,033,309	6,896,496	10,319,625	10,080,772
1.01	Current assets	88,288	220,438	2,227,173	1,935,161
1.01.01	Cash in hand	14,855	67,978	813,558	575,895
1.01.02	Receivables	73,433	152,460	1,380,407	1,327,160
1.01.02.01	Customers and distributors	-	-	1,104,614	1,023,346
1.01.02.02	Provision for doubtful accounts	-	-	(138,238)	(128,838)
1.01.02.03	Services to third parties, net	-	-	5,226	3,395
1.01.02.04	Dividends receivable	39,327	119,781	2,152	2,152
1.01.02.05	Services in progress	1,060	1,143	9,748	6,863
1.01.02.06	CRC transferred to State Government	-	-	30,961	30,659
1.01.02.07	Taxes and social contribution paid in advance	28,694	27,196	82,632	112,476
1.01.02.08	Account for Compensation of Portion A	-	-	150,134	204,621
1.01.02.09	PIS/PASEP - COFINS Regulatory Asset	-	-	56,382	-
1.01.02.10	Other	4,352	4,340	76,796	72,486
1.01.03	Inventories	-	-	33,208	32,106
1.02	Long-term receivables	1,456,958	1,351,067	2,217,267	2,273,532
1.02.01	Sundry receivables	254,752	227,828	2,012,530	2,078,244
1.02.01.01	Customers and distributors	-	-	42,160	47,044
1.02.01.02	CRC transferred to State Government	-	-	1,146,764	1,170,108
1.02.01.03	Taxes and social contribution paid in advance	169,638	143,358	563,123	539,852
1.02.01.04	Judicial deposits	85,114	84,470	165,319	158,735
1.02.01.05	Account for compensation of Portion A	-	-	14,280	1,659
1.02.01.06	PIS/PASEP - COFINS Regulatory Asset	-	-	32,680	111,925
1.02.01.07	Other	-	-	48,204	48,921
1.02.02	Receivables from related parties	1,202,206	1,123,239	204,737	195,288
1.02.02.01	From investees	34,931	34,473	204,737	195,288
1.02.02.02	From subsidiaries	1,167,275	1,088,766	-	-
1.03	Permanent Assets	5,488,063	5,324,991	5,875,185	5,872,079
1.03.01	Investments	5,488,063	5,324,991	465,499	461,442
1.03.01.01	Equity in investees	-	-	379,858	376,416
1.03.01.02	Equity in subsidiaries	5,483,400	5,320,328	72,655	71,895
1.03.01.03	Other	4,663	4,663	12,986	13,131
1.03.02	Property, plant, and equipment	-	-	5,409,481	5,410,588
1.03.02.01	Property, plant, and equipment in service	-	-	5,626,175	5,578,978
1.03.02.03	Construction in progress	-	-	542,331	579,363
1.03.02.04	Special Obligations	-	-	(759,025)	(747,753)
1.03.03	Deferred asset	-	-	205	49
1.03.03.01	Deferred asset	-	-	205	49

Balance Sheet

As of 30 September and 30 June 2005
(In thousands of reais)

		Parent Company		Consolidated
Item Code	Item Description	30.09.2005	30.06.2005	30.09.2005	30.06.2005

2	Total liabilities	7,033,309	6,896,496	10,319,625	10,080,772
2.01	Current liabilities	208,688	206,959	2,016,883	1,893,253
2.01.01	Loans and financing	13,664	12,523	94,419	99,016
2.01.02	Debentures	51,500	61,055	51,500	61,055
2.01.03	Suppliers	396	490	1,108,984	1,047,356
2.01.04	Taxes and social contribution	115,784	105,722	387,921	314,725
2.01.05	Dividends payable	27,047	27,050	27,047	27,050
2.01.06	Provisions	60	50	93,549	81,733
2.01.08	Other	237	69	253,463	262,318
2.01.08.01	Post-employment benefits	1	1	123,704	127,587
2.01.08.02	Account for compensation of Portion A	-	-	40,686	46,871
2.01.08.03	Regulatory charges	-	-	66,382	68,751
2.01.08.05	Other accounts payable	236	68	22,691	19,109
2.02	Long-term liabilities	1,379,242	1,356,560	2,799,715	2,800,225
2.02.01	Loans and financing	108,562	114,825	576,053	614,761
2.02.02	Debentures	958,351	965,391	958,351	965,391
2.02.03	Provisions	241,867	241,223	430,511	429,867
2.02.04	Payables to related parties	36,529	35,121	-	-
2.02.05	Other	33,933	-	834,800	790,206
2.02.05.01	Suppliers	-	-	191,492	206,372
2.02.05.02	Post-employment benefits	-	-	508,066	514,991
2.02.05.03	Account for compensation of Portion A	-	-	40,874	7,647
2.02.05.04	Taxes and social contribution	33,933	-	94,368	61,196
2.04	Minority interest	-	-	57,648	54,317
2.05	Shareholders’ equity	5,445,379	5,332,977	5,445,379	5,332,977
2.05.01	Paid in share capital	3,480,000	3,480,000	3,480,000	3,480,000
2.05.02	Capital reserves	817,293	817,293	817,293	817,293
2.05.04	Income reserves	839,024	839,024	839,024	839,024
2.05.04.01	Legal reserves	184,702	184,702	184,702	184,702
2.05.04.05	Retained earnings	654,322	654,322	654,322	654,322
2.05.05	Accrued earnings/losses	309,062	196,660	309,062	196,660

Statement of Income

For the periods ended on 30 September 2005 and 30 September 2004
(In thousands of reais)

		Parent Company		Consolidated
Item Code	Item Description	30.09.2005	30.09.2004	30.09.2005	30.09.2004

3	Statement of income
3.01	Gross revenues from sales and services	-	-	5,026,893	4,085,458
3.01.01	Electricity sales to final customers	-	-	3,893,288	3,415,427
3.01.02	Electricity sales to distributors	-	-	700,509	320,669
3.01.03	Use of power grid	-	-	200,301	147,254
3.01.04	Telecommunications revenues	-	-	37,929	29,062
3.01.05	Distribution of piped gas	-	-	132,406	125,372
3.01.06	Other operating revenues	-	-	62,460	47,674
3.02	Deductions from gross revenues	-	-	(1,443,966)	(1,254,578)
3.03	Net revenues from sales and services	-	-	3,582,927	2,830,880
3.04	Cost of sales and/or services	(32,651)	(8,677)	(3,022,792)	(2,297,100)
3.04.01	Electricity purchased for resale	-	-	(1,140,891)	(720,507)
3.04.02	Charges for the use of the power grid	-	-	(352,711)	(193,270)
3.04.03	Transport of electric capacity	-	-	(21,807)	(14,454)
3.04.04	Payroll	(2,915)	(2,850)	(376,495)	(312,060)
3.04.05	Pension plan and healthcare plan	(17)	(58)	(73,765)	(102,701)
3.04.06	Materials and supplies	(4)	(29)	(44,268)	(37,073)
3.04.07	Raw materials and supplies for energy
	generation	-	-	(59,601)	(8,919)
3.04.08	Natural gas and supplies for the gas
	business	-	-	(117,596)	(214,161)
3.04.09	Third-party services	(5,039)	(4,049)	(143,381)	(139,448)
3.04.10	Depreciation and amortization	-	-	(243,272)	(230,874)
3.04.11	Regulatory charges	-	-	(331,672)	(253,045)
3.04.12	Taxes and social contribution	(22,360)	(724)	(43,561)	(7,316)
3.04.13	Other operating expenses	(2,316)	(967)	(73,772)	(63,272)
3.05	Result of operations	(32,651)	(8,677)	560,135	533,780
3.06	Operating expenses/revenues	306,479	300,774	(58,840)	(34,412)
3.06.03	Financial income (losses)	(75,640)	(8,257)	(66,641)	(40,767)
3.06.03.01	Financial revenues	11,149	5,121	270,640	277,678
3.06.03.02	Financial expenses	(86,789)	(13,378)	(337,281)	(318,445)
3.06.06	Equity in the results of subsidiaries and
	investees	382,119	309,031	7,801	6,355
3.06.06.01	Equity investment	381,900	308,847	11,188	9,778
3.06.06.02	Interests in other companies	219	184	(3,387)	(3,423)
3.07	Operating income (losses)	273,828	292,097	501,295	499,368
3.08	Non-operating income (losses)	-	(26)	(9,099)	(4,487)
3.08.01	Revenues	-	-	6,897	6,897
3.08.02	Expenses	-	(26)	(15,996)	(11,384)
3.09	Income (losses) before taxes/equity
	investments	273,828	292,071	492,196	494,881
3.10	Provision for income tax and social
	contribution	-	-	(241,918)	(152,548)
3.10.01	Income tax	-	-	(177,326)	(111,734)
3.10.02	Social contribution	-	-	(64,592)	(40,814)
3.11	Deferred income tax	35,234	5,645	71,689	(29,733)
3.11.01	Income tax	25,799	4,151	52,604	(24,996)
3.11.02	Social contribution	9,435	1,494	19,085	(4,737)
3.14	Minority interest	-	-	(12,905)	(14,884)
3.15	Net income (losses)	309,062	297,716	309,062	297,716
	Net income per lot of one thousand
	shares	1.1294	1.0879	1.1294	1.0879

Statement of Income
(Third quarter variations)

For the periods ended on 30 September 2005 and 30 September 2004
(In thousands of reais)

			Consolidated
Item Code	Item Description	01.07.2005	01.01.2005	01.07.2004	01.01.2004
		through	through	through	through
		30.09.2005	30.09.2005	30.09.2004	30.09.2004

3	Statement of income
3.01	Gross revenues from sales and services	1,755,790	5,026,893	1,472,124	4,085,458
3.01.01	Electricity sales to final customers	1,369,441	3,893,288	1,218,980	3,415,427
3.01.02	Electricity sales to distributors	235,789	700,509	115,837	320,669
3.01.03	Use of power grid	69,473	200,301	61,705	147,254
3.01.04	Telecommunications revenues	12,333	37,929	9,795	29,062
3.01.05	Distribution of piped gas	47,927	132,406	50,528	125,372
3.01.06	Other operating revenues	20,827	62,460	15,279	47,674
3.02	Deductions from gross revenues	(529,202)	(1,443,966)	(447,003)	(1,254,578)
3.03	Net revenues from sales and services	1,226,588	3,582,927	1,025,121	2,830,880
3.04	Cost of sales and/or services	(992,964)	(3,022,792)	(829,403)	(2,297,100)
3.04.01	Electricity purchased for resale	(356,272)	(1,140,891)	(233,679)	(720,507)
3.04.02	Charges for the use of the power grid	(144,240)	(352,711)	(87,165)	(193,270)
3.04.03	Transport of electric capacity	(7,309)	(21,807)	(9,400)	(14,454)
3.04.04	Payroll	(122,471)	(376,495)	(108,288)	(312,060)
3.04.05	Pension plan and healthcare plan	(24,736)	(73,765)	(34,315)	(102,701)
3.04.06	Materials and supplies	(13,544)	(44,268)	(14,328)	(37,073)
3.04.07	Raw materials and supplies for energy	(50,269)	(59,601)	(2,658)	(8,919)
	generation
3.04.08	Natural gas and supplies for the gas	23,124	(117,596)	(75,604)	(214,161)
	business
3.04.09	Third-party services	(49,916)	(143,381)	(49,883)	(139,448)
3.04.10	Depreciation and amortization	(81,726)	(243,272)	(77,350)	(230,874)
3.04.11	Regulatory charges	(113,646)	(331,672)	(106,422)	(253,045)
3.04.12	Taxes and social contribution	(34,167)	(43,561)	(2,971)	(7,316)
3.04.13	Other operating expenses	(17,792)	(73,772)	(27,340)	(63,272)
3.05	Result of operations	233,624	560,135	195,718	533,780
3.06	Operating expenses/revenues	(54,065)	(58,840)	12,222	(34,412)
3.06.03	Financial income (losses)	(55,796)	(66,641)	10,467	(40,767)
3.06.03.01	Financial revenues	81,178	270,640	91,090	277,678
3.06.03.02	Financial expenses	(136,974)	(337,281)	(80,623)	(318,445)
3.06.06	Equity in the results of subsidiaries and	1,731	7,801	1,755	6,355
	investees
3.06.06.01	Equity investment	2,905	11,188	2,957	9,778
3.06.06.02	Interests in other companies	(1,174)	(3,387)	(1,202)	(3,423)
3.07	Operating income (losses)	179,559	501,295	207,940	499,368
3.08	Non-operating income (losses)	(3,869)	(9,099)	(3,027)	(4,487)
3.08.01	Revenues	2,296	6,897	968	6,897
3.08.02	Expenses	(6,165)	(15,996)	(3,995)	(11,384)
3.09	Income (losses) before taxes/equity	175,690	492,196	204,913	494,881
	investments
3.10	Provision for income tax and social	(93,390)	(241,918)	(75,702)	(152,548)
	contribution
3.10.01	Income tax	(68,207)	(177,326)	(55,545)	(111,734)
3.10.02	Social contribution	(25,183)	(64,592)	(20,157)	(40,814)
3.11	Deferred income tax	33,434	71,689	1,478	(29,733)
3.11.01	Income tax	24,584	52,604	(2,055)	(24,996)
3.11.02	Social contribution	8,850	19,085	3,533	(4,737)
3.14	Minority interest	(3,332)	(12,905)	(5,725)	(14,884)
3.15	Net income (losses)	112,402	309,062	124,964	297,716
	Net income per lot of one thousand		1.1294		1.0879
	shares

Statement of Changes in Shareholders’ Equity

For the year ended on 31 December 2004 and for the period ended on 30 September 2005
( In thousands of reais)

	Share	Capital	Legal	Income	Retained
	capital	reserves	reserve	reserve	earnings	Total

Balance as of 31 December 2003	2.900.000	817.293	165.995	974.942	-	4.858.230

Share capital increase	580.000	-	-	(580.000)	-	-
Net income	-	-	-	-	374.148	374.148
Allocation proposed at the GSM:
Legal reserve	-	-	18.707	-	(18.707)	-
Interest on capital	-	-	-	-	(96.061)	(96.061)
Investment reserve	-	-	-	259.380	(259.380)	-

Balance as of 31 December 2004	3.480.000	817.293	184.702	654.322	-	5.136.317

Net income	-	-	-	-	309.062	309.062

Balance as of 30 September 2005	3.480.000	817.293	184.702	654.322	309.062	5.445.379

For the periods ended on 30 September 2005 and 30 September 2004
(In thousands of reais)

SOURCE OF FUNDS	Parent Company			Consolidated

	2005	2004	2005	2004

From operations
Net income	309.062	297.716	309.062	297.716

Expenses (revenues) not affecting
net working capital:
Depreciation and amortization	-	-	243.272	230.874
Long-term monetary variations, net	17.422	(3.246)	(67.556)	(264)
Equity in results of subsidiaries and investees	(381.900)	(308.847)	(11.188)	(9.778)
Deferred income tax and social contribution	(35.984)	10.875	(65.797)	6.226
Provisions for (reversals of) long-term liabilities	16.950	-	162.927	88.916
Write-off of long-term receivables	-	-	64	63
Write-off of investmentsBaixas de investimentos	-	-	-	20
Write-off of property, plant, and equipment in service, net	-	-	13.776	9.503
Amortization of goodwill on investments	-	-	3.606	3.606
	(383.512)	(301.218)	279.104	329.166

Adjusted result	(74.450)	(3.502)	588.166	626.882

Dividends from investees and subsidiaries	-	-	1.165	1.245

	(74.450)	(3.502)	589.331	628.127

From third-parties
Withdrawal of judicial deposits and collaterals	-	-	-	25.000
Investees and subsidiaries	-	267.162	-	-
Transfer of investments	-	-	148	-
Customer contributions	-	-	33.577	29.425
Loans and financing	-	-	2.155	1.728
Debentures	500.000	-	500.000	-
Minority interest in Companhia Paranaense de Gás-Compagas	-	-	12.904	14.884
Transfer from long-term receivables to current assets:
Customers and distributors	-	-	16.474	15.319
CRC transferred to State Government	-	-	23.641	17.524
Value-added tax (ICMS) paid in advance	-	-	1.706	18.952
Account for compensation of Portion A	-	-	98.134	149.458
Loan agreements	369	3.145	123.993	473
PIS/PASEP - COFINS Regulatory Asset	-	-	85.414	-
Other receivables	-	1.215	379	1.390
	500.369	271.522	898.525	274.153

From the reduction of net working capital	-	314.718	-	413.905

TOTAL SOURCES	425.919	582.738	1.487.856	1.316.185

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position

Statement of Changes in Financial Position

For the periods ended on 30 September 2005 and 30 September 2004
(In thousands of reais)

USE OF FUNDS	Parent Company			Consolidated

	2005	2004	2005	2004

On property, plant, and equipment	-	-	301.655	210.777

On long-term receivables
Customers and distributors	-	-	569	1.857
Taxes and social contribution paid in advance	-	-	1.695	14.814
Judicial deposits	-	6.434	16.908	18.200
Investees and subsidiaries	36.798	-	-	-
Account for compensation of Portion A	-	-	16.747	111.937
Loan agreements	-	-	44.670	113.161
PIS/PASEP - COFINS Regulatory Asset	-	-	37.668	-
	36.798	6.434	118.257	259.969

On investments	43.998	-	2.508	94

On deferred assets	-	-	268	-

Transfer from long-term to current liabilities:
Loans and financing	5.965	476.304	77.592	552.872
Debentures	-	100.000	-	100.000
Suppliers	-	-	49.438	24.477
Post-employment benefits	-	-	90.812	84.561
Transactions with derivatives	-	-	-	78.636
Account for compensation of Portion A	-	-	17.480	-
Taxes, social contribution, and other payables	2.262	-	4.696	3.192
Judicial contingencies	-	-	-	1.607
	8.227	576.304	240.018	845.345

On the increase of net working capital	336.896	-	825.150	-

TOTAL USES	425.919	582.738	1.487.856	1.316.185

Statement of variations in net working capital

Current assets at the beginning of the period	320.171	197.180	1.633.077	1.420.693
Current liabilities at the beginning of the period	777.467	347.456	2.247.937	1.289.692
Net working capital at the beginning of the period	(457.296)	(150.276)	(614.860)	131.001

Current assets at the end of the period	88.288	252.254	2.227.173	1.815.223
Current liabilities at the end of the period	208.688	717.248	2.016.883	2.098.127
Net working capital at the end of the period	(120.400)	(464.994)	210.290	(282.904)

Increase (decrease) in net working capital	336.896	(314.718)	825.150	(413.905)

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the periods ended on 30 September 2005 and 30 September 2004
( In thousands of reais)

	Parent Company			Consolidated

	2005	2004	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period	309.062	297.716	309.062	297.716

Expenses (revenues) not affecting cash:
Provision for (reversal of) doubtful accounts	-	-	43.279	20.730
Depreciation and amortization	-	-	243.272	230.874
Long-term monetary variations, net	17.422	(3.246)	(67.556)	(264)
Equity in results of subsidiaries and investees	(381.900)	(308.847)	(11.188)	(9.778)
Deferred income tax and social contribution	(35.984)	10.875	(65.797)	6.226
Provisions for long-term liabilities	16.950	-	162.927	88.916
Write-off of long-term receivables	-	-	64	63
Write-off of investments	-	-	-	20
Write-off of property, plant, and equipment in service, net	-	-	13.776	9.503
Amortization of goodwill on investments	-	-	3.606	3.606
	(383.512)	(301.218)	322.383	349.896

Changes in current assets
Customers and distributors	-	-	(232.835)	(165.255)
Services to third-parties, net	-	-	(2.570)	(916)
Construction in progress	-	190	(4.127)	(460)
CRC transferred to State Government	-	-	22.139	(27.874)
Taxes and social contribution paid in advance	(19.482)	(2.156)	(31.657)	19.244
Inventories	-	-	(2.576)	(302)
Account for compensation of Portion A	-	-	145.162	25.240
PIS/PASEP - COFINS Regulatory Asset	-	-	29.032	-
Other	617	3.231	83.386	58.788
	(18.865)	1.265	5.954	(91.535)
Changes in current liabilities
Suppliers	(44)	(104)	292.045	279.171
Taxes and social contribution	(1.735)	(18.295)	92.308	12.021
Payroll and labor provisions	(21)	(94)	9.122	9.763
Post-employment benefits	(15)	-	(91.891)	(83.028)
Account for compensation of Portion A	-	-	23.206	-
Regulatory charges	-	-	2.247	27.616
Transactions with derivatives	-	-	(124.629)	-
Other	224	(112)	(6.486)	(9.011)
	(1.591)	(18.605)	195.922	236.532
Changes in long-term receivables
Customers and distributors	-	-	(569)	(1.857)
Taxes and social contribution paid in advance	-	-	(1.695)	(14.814)
Judicial deposits	-	(6.434)	(16.908)	(18.200)
Investees and subsidiaries	(36.798)	-	-	-
Account for compensation of Portion A	-	-	(16.747)	(111.937)
Loan agreements	-	-	(44.670)	(113.161)
PIS/PASEP - COFINS Regulatory Asset	-	-	(37.668)	-
	(36.798)	(6.434)	(118.257)	(259.969)
Reduction of long-term receivables
Withdrawal of judicial deposits and collaterals	-	-	-	25.000
	-	-	-	25.000
Changes in long-term liabilities
Investees and subsidiaries	-	267.162	-	-
Minority interest in Companhia Paranaense de Gás - Compagas	-	-	12.904	14.884
	-	267.162	12.904	14.884

Total used (provided) by operating activities	(131.704)	239.886	727.968	572.524

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the periods ended on 30 September 2005 and 30 September 2004
( In thousands of reais)

	Parent Company			Consolidated

	2005	2004	2005	2004
CASH FLOW FROM INVESTING ACTIVITIES
Interest in other companies:
Copel Transmission	(3.400)	-
Copel Corporate Partnerships	(40.598)	-
Other investees	-	-	(2.508)	(94)
Transfer of investments	-	-	148	-
Dividends receivable	262.691	-	1.899	7.216
Additions to property, plant, and equipment:
In generation	-	-	(13.284)	(8.785)
In transmission	-	-	(94.988)	(39.471)
In distribution	-	-	(173.563)	(117.601)
In telecommunications	-	-	(12.935)	(27.164)
In piped gas	-	-	(6.885)	(17.754)
In general facilities	-	-	-	(2)
Customer contributions	-	-	33.577	29.425
Additions to deferred assets	-	-	(268)	-

Total used (provided) by investing activities	218.693	-	(268.807)	(174.230)

CASH FLOW FROM FINANCING ACTIVITIES
Loans and financing	(411.036)	(35.378)	(495.414)	(116.117)
Debentures	394.880	(121.982)	394.880	(121.982)
Dividends	(59.259)	(30.547)	(64.305)	(33.615)

Total used (provided) by financing activities	(75.415)	(187.907)	(164.839)	(271.714)

INCREASE (DECREASE) IN CASH	11.574	51.979	294.322	126.580

Cash at the beginning of the period	3.281	2.530	519.236	362.699
Cash at the end of the period	14.855	54.509	813.558	489.279

Variation in cash	11.574	51.979	294.322	126.580

The accompanying notes are an integral part of these financial statements.

Note: This statement complies with the Electric Energy Utility Accounting Manual, approved under ANEEL Resolution no. 444/2001, published on the Federal Register on 29.10.2001.

Statement of Added Value

For the periods ended on 30 September 2005 and 30 September 2004
(In thousands of reais)

		Consolidated

	2005	2004

Revenues
Sales of energy, services, and other revenues	5.026.893	4.085.458
Cancelled sales and discounts	(136)	(292)
Provision for doubtful accounts	(52.730)	(37.991)
Non-operating income (expenses), net	(9.099)	(4.487)
Total	4.964.928	4.042.688

( - ) Supplies acquired from third-parties
Electricity purchased for resale	1.140.891	720.507
Charges for the use of the power grid	374.518	207.724
Materials, supplies, and services from third-parties	364.846	399.601
Emergency capacity charges	70.164	111.301
Other	8.042	14.197
Total	1.958.461	1.453.330

( = ) GROSS ADDED VALUE	3.006.467	2.589.358

( - ) Depreciation and amortization	243.272	230.874

( = ) NET ADDED VALUE	2.763.195	2.358.484

( + ) TRANSFERRED ADDED VALUE
Financial income	342.072	289.269
Equity in results of subsidiaries and investees	7.801	6.355
Total	349.873	295.624

ADDED VALUE TO DISTRIBUTE	3.113.068	2.654.108

Note: Statement complies with Brazilian Accounting Rule NBC T 3.7, approved under CFC Resolution no. 1.010, published on the Federal Register on 25.01.2005.

Statement of Added Value

For the periods ended on 30 September 2005 and 30 September 2004
(In thousands of reais)

(continued)

			Consolidated

	2005	%	2004	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	279.398		232.618
Pension plan and healthcare plan	73.765		102.701
Meal assistance and education allowance	25.858		22.020
Social charges - FGTS	23.403		19.320
Labor indemnifications and severance pay	999		1.140
Transfer to construction in progress	(29.350)		(25.771)
Total	374.073	12,0	352.028	13,3

Government
Social charges - INSS	76.187		62.733
ICMS (VAT)	1.011.531		864.521
PIS/PASEP	56.507		41.773
COFINS	256.999		186.590
Regulatory charges	331.672		253.045
Income tax and social contribution	170.229		182.281
Other	118.989		90.067
Total	2.022.114	65,0	1.681.010	63,3

Financing agents
Interest and monetary variations	381.914		297.386
Rents	13.000		11.084
Total	394.914	12,7	308.470	11,6

Shareholders
Retained earnings	309.062		297.716
Minority interest	12.905		14.884
Total	321.967	10,3	312.600	11,8

	3.113.068	100,0	2.654.108	100,0

Value added (average) by employee	444		407
Shareholders' equity contribution rate - %	57,2		51,5
Wealth generation rate - %	30,2		26,9
Wealth retention rate - %	10,3		11,8

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

As of 30 September 2005

(In thousands of reais, except where otherwise indicated)

1. Operations

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company) is a public company with shares traded on stock exchanges in Brazil, the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sales of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency (ANEEL), which reports to the Ministry of Mines and Energy. Additionally, COPEL is authorized to take part – together with private companies – in consortiums or other companies in order to operate in the areas of energy, telecommunications and natural gas.

COPEL´s subsidiaries and their main activities are described below:

Copel Geração S.A. (Copel Generation) – a wholly-owned subsidiary that operates in the power generation business, with 18 power plants in operation – of which 17 are hydroelectric and one is thermoelectric – featuring an overall installed capacity of 4,549.6 MW;

Copel Transmissão S.A. (Copel Transmission) – a wholly-owned subsidiary primarily engaged in the business of transporting and transforming electricity, in addition to running, on behalf of the National System Operator (NOS), a part of the National Interconnected System located in southern Brazil. It relies on 126 substations, operating at voltages equal to or higher than 69 kV, and on 6,996.3 km of transmission lines;

Copel Distribuição S.A. (Copel Distribution) – a wholly-owned subsidiary primarily engaged in the distribution and sale of energy in any form, especially electric energy, fuels and energy raw materials. It distributes electric energy in 392 of the 399 municipalities of the State of Paraná, serving 98% of the State’s consumers, as well as the municipality of Porto União, in the State of Santa Catarina. Additionally, it served free customers in the State of São Paulo until the end of 2004, when their agreements expired;

Copel Telecomunicações S.A. (Copel Telecommunications) – a wholly-owned subsidiary engaged in providing telecommunication services and communication services in general;

Copel Participações S.A. (Copel Corporate Partnerships) – a wholly-owned subsidiary incorporated to hold investments in other companies or consortiums;

Companhia Paranaense de Gás (Compagas) – a mixed capital company in which Copel Corporate Partnerships holds a 51% voting interest and whose main activity is the supply of piped natural gas;

Centrais Elétricas Rio Jordão S.A. (Elejor) – a mixed capital company in which Copel Corporate Partnerships holds a 70% voting interest and whose main activity is power generation.

2. Presentation of the Quarterly Information

The financial statements featured in this report are in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM), the Institute of Independent Auditors of Brazil (IBRACON), and the Federal Accounting Council (CFC).

Given its material impact, Companhia Paranaense de Gás – Compagas has been consolidated in Copel’s financial statements since 31 December 2004, in compliance with CVM regulations. Thus, for purposes of comparison with the Quarterly Information as of 30 September 2004, the Company has included its subsidiary Compagas in the consolidated financial statements thereof.

The subsidiaries observe accounting practices that are consistent with those adopted by Copel.

As supplemental information, the Statements of Cash Flows and of Added Value are included in form 16.01/ITR.

The notes to the financial statements as of 31 December 2004, published in the official government registry on 19 April 2005, complement the notes to the current quarterly information, published in short.

a) Consolidated Financial Statements

The consolidated quarterly information is presented herein in compliance with CVM Instruction no. 247/1996 and comprises the parent company, the wholly-owned subsidiaries Copel Generation, Copel Transmission, Copel Distribution, Copel Telecommunications, and Copel Corporate Partnerships, as well as subsidiary Companhia Paranaense de Gás – Compagas.

The balance sheets and statements of income of the companies included in the consolidation are featured in Note 43, reclassified for the purpose of ensuring consistency with the account classification.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated financial statements effectively represent the balances of transactions with third parties.

Under the authorization issued by CVM Memorandum/CVM/SNC no. 009/2005, the financial statements of subsidiary Elejor – Centrais Elétricas Rio Jordão S.A. have not been included in the consolidation, since they do not represent material amounts in the consolidated economic unit. This investment has been appraised in accordance with the equity method and assigned to Copel Corporate Partnerships.

b) Accounting practices

The accounting practices adopted in the preparation of this quarterly information are consistent with those adopted in the financial statements as of 31 December 2004 and prior quarterly information.

c) Currency hedge transactions

Unrealized net gains and losses related to currency hedge transactions, calculated based on contractual rates, are recognized on the accrual basis and recorded in “Financial expenses” (notes 36 and 41), under “Charges and operations with derivatives”, in the amount of R$ 41,952 (R$ 44,912 as of 30 September 2004).

3. Cash in Hand

	Parent company		Consolidated

	30.09.2005	30.06.2005	30.09.2005	30.06.2005
Cash and banks	35	95	46.647	43.006
Financial investments
Federal banks	14.820	67.835	732.526	505.085
Private banks	-	48	34.385	27.804
	14.820	67.883	766.911	532.889

	14.855	67.978	813.558	575.895

4. Consumers and Distributors

	Not yet	Overdue for	Overdue for
	due	up to 90 days	over 90 days	Consolidated

				30.09.2005	30.06.2005
Consumers
Residential	90.274	70.613	13.294	174.181	159.135
Industrial	77.335	17.072	42.058	136.465	125.318
Commercial	53.744	20.184	6.801	80.729	75.070
Rural	11.244	4.697	500	16.441	15.661
Public agencies	22.739	7.979	49.033	79.751	77.674
Public lighting	13.570	699	589	14.858	14.458
Public services	20.658	428	199	21.285	10.488
Unbilled	136.122	-	-	136.122	135.083
Energy installment plan - current	101.242	6.296	10.229	117.767	114.724
Energy installment plan - long-term	21.427	-	-	21.427	24.300
Emergency capacity charges	4.785	1.849	4.916	11.550	16.310
Low income customer rates	6.183	11.701	18.255	36.139	18.255
State Government - "Luz Fraterna" Program	5.055	4.967	42.681	52.703	44.687
Rental of equipment and facilities	423	334	28.307	29.064	28.660
Gas supply - current	9.918	262	503	10.683	9.872
Gas supply - long-term	327	-	-	327	532
Other receivables	13.437	8.557	16.067	38.061	32.339
Other receivables - long-term	20	-	-	20	34
	588.503	155.638	233.432	977.573	902.600
Distributors
Bulk supply
Short-term bulk supply	-	-	40	40	65
Bulk supply - CCEE (note 39)	9.251	-	-	9.251	15.520
Reimbursement to generators - current	1.038	61	-	1.099	982
Reimbursement to generators - long-term	20.386	-	-	20.386	22.178
Initial contracts	8.194	1.038	-	9.232	4.411
Energy auction	49.210	-	-	49.210	46.268
Bilateral agreements	39.704	-	-	39.704	41.944
	127.783	1.099	40	128.922	131.368
Transmission system
Power grid	10.745	3.315	9.796	23.856	22.625
Basic Network	16.223	90	4	16.317	13.701
Connection grid	19	10	77	106	96
	26.987	3.415	9.877	40.279	36.422

Current Total	701.113	160.152	243.349	1.104.614	1.023.346
Long-Term Total	42.160	-	-	42.160	47.044

5. Provision for Doubtful Accounts

The provision for doubtful accounts has been recorded in compliance with the rules of ANEEL’s Accounting Manual for Electric Energy Utilities and with the chart of accounts set forth by the Brazilian National Petroleum Agency (ANP) for gas supply. After careful review of overdue receivables, Company management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

	Consolidated	Additions (*)	Write-offs	Consolidated

	31.12.2004			30.09.2005	30.06.2005
Consumers and distributors
Residential	56.699	28.344	(240)	84.803	81.245
Industrial	10.526	3.965	-	14.491	13.009
Commercial	2.298	8.873	-	11.171	9.075
Rural	20	298	-	318	21
Public agencies	15.581	11.253	-	26.834	25.005
Public lighting	591	(426)	-	165	381
Public services	81	(18)	-	63	11
Bulk sales to distributors	93	(78)	-	15	15
Gas supply	76	302	-	378	76

	85.965	52.513	(240)	138.238	128.838

(*) Net of reversals

	Not yet	Overdue for	Overdue for
	due	up to 90 days	over 90 days	Consolidated

				30.09.2005	30.06.2005
Telecommunications services	254	1.530	345	2.129	1.506
Services rendered to third parties	424	926	2.102	3.452	2.194
Provision for doubtful accounts	-	-	(355)	(355)	(305)

	678	2.456	2.092	5.226	3.395

6. Services Provided to Third Parties, Net

7. Dividends Receivable

	Parent Company		Consolidated

	30.09.2005	30.06.2005	30.09.2005	30.06.2005
Dividends receivable
Tradener Ltda.	-	-	64	64
Dominó Holdings S.A.	-	-	1.706	1.706
FINAM	382	382	382	382
	382	382	2.151	2.152
Interest on capital (note 13):
Copel Transmission	-	80.454	-	-
Copel Telecommunications	916	916	-	-
Copel Corporate Partnerships	38.029	38.029	-	-
	38.945	119.399	-	-

	39.327	119.781	2.151	2.152

8. CRC Transferred to the Government of the State of Paraná

Under an agreement dated 4 August 1994 and amended in December 1995, the remaining balance of the Recoverable Rate Deficit Account (CRC) was negotiated with the Government of the State of Paraná to be reimbursed in 240 monthly installments, restated by the General Price Index - Internal Availability (IGP-DI) plus annual interest of 6.65% . On 1 October 1997, the outstanding balance was renegotiated for payment in the following 330 months, under the Price amortization system, with the first installment due on 30 October 1997 and the last one due on 30 March 2025. The restatement and interest provisions of the original agreement remained unchanged.

On 19 March 2003, the Government of the State of Paraná formally requested that the Ministry of Finance approve the federalization of COPEL’s CRC credit. This request has been submitted to the Department of the National Treasury for review.

By means of a fourth amendment dated 21 January 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of 31 December 2004, in the amount of R$ R$ 1,197,403, to be paid in 244 installments under the Price amortization system, the first one due on 30 January 2005 and the others due in subsequent and consecutive months.

The renegotiated amount, in addition to the installments not yet due, includes the balance of the installment due in February 2003 and the installments due from March 2003 to December 2004, restated by the IGP-DI rate plus interest of 1% a month. All remaining provisions of the original agreement shall continue in effect.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement.

The table below features the changes in the CRC transferred to the Government of the State of Paraná during 2005:

			Consolidated
Balances	Short term	Long term	Total

As of 31 December 2004	29.459	1.167.945	1.197.404
Interest and fees	57.511	-	57.511
Monetary variation	(223)	2.460	2.237
Transfers	23.641	(23.641)	-
Amortization	(79.427)	-	(79.427)
As of 30 September 2005	30.961	1.146.764	1.177.725

9. Taxes and Social Contribution

	Parent Company		Consolidated

	30.09.2005	30.06.2005	30.09.2005	30.06.2005
Current assets
Income tax (IRPJ) and social contribution on net income (CSLL) paid in advance	27.255	25.715	55.295	88.120
Deferred income tax and social contribution on: (a)
Pension and healthcare plans - CVM Ruling no. 371	-	-	3.636	3.646
Pension plan deficit - plan III	-	-	6.003	5.916
PIS and COFINS paid in advance	1.439	1.481	1.439	1.481
ICMS (VAT) paid in advance	-	-	16.048	13.294
Other	-	-	211	19
	28.694	27.196	82.632	112.476
Long-term receivables
Deferred income tax and social contribution on: (a)
Pension plan deficit - plan III	-	-	111.529	113.063
Pension and healthcare plans - CVM Ruling no. 371	-	-	54.166	55.525
Temporary additions	125.856	125.855	246.167	227.880
Tax losses and negative tax bases	36.523	10.994	105.518	98.448
Income tax and social contribution paid in advance	7.259	6.509	7.259	6.509
ICMS (VAT) paid in advance	-	-	28.377	28.246
ICMS preliminary injunction for judicial deposit	-	-	10.103	10.181
PIS/PASEP - COFINS w/o ICMS preliminary injunction for judicial deposit	-	-	4	-
	169.638	143.358	563.123	539.852
Current liabilities
Income tax and social contribution due	-	-	55.954	14.399
Deferred income tax and social contribution on: (a)
Portion A (CVA)	-	-	53.797	69.571
Temporary exclusions	-	-	11.006	3.903
Income tax withheld	107	226	842	969
ICMS (VAT) due	9.049	-	165.210	138.537
PIS/PASEP and COFINS due	-	-	29.602	16.996
INSS (REFIS Program), net of payments (*) (b)	106.365	105.249	69.908	68.792
Other taxes	263	247	1.602	1.558
	115.784	105.722	387.921	314.725
Long-term liabilities
Deferred income tax and social contribution on: (a)
Portion A (CVA )	-	-	4.855	564
Temporary exclusions	-	-	8.957	8.957
PIS/PASEP - COFINS Regulatory Asset	-	-	23.204	41.494
ICMS - Installment plan	33.933	-	47.245	-
ICMS preliminary injunction for judicial deposit	-	-	10.103	10.181
PIS/PASEP - COFINS w/o ICMS preliminary injunction for judicial deposit	-	-	4	-
	33.933	-	94.368	61.196

(*) In the consolidated statements

a) Deferred income tax and social contribution

The Company records deferred income tax calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution at the rate of 9%.

The deferred taxes in connection with the pension plan deficit are being realized in compliance with the amortization plan for the corresponding debt, and the provision for the healthcare plan is being realized to the extent post-employment benefits are paid. The deferred taxes on the remaining provisions will be realized according to court decisions and to the realization of regulatory assets.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future taxable income, up to the limit of 30% of the taxable income for each year, and do not lapse.

The tax basis for the realization of tax credits has been recorded as follows:

Consolidated

30.09.2005
Current assets
Income tax and social contribution on the pension and healthcare plans - CVM Ruling no. 371	3.636
Income tax and social contribution on the pension plan deficit - plan III	6.003
Long-term receivables
Income tax and social contribution on the pension plan deficit - plan III	111.529
Income tax and social contribution on the pension and healthcare plans - CVM Ruling no. 371	54.166
Income tax and social contribution on temporary additions	246.167
Income tax and social contribution on tax losses and negative tax bases	105.518
(-) Current liabilities
Income tax and social contribution on deferred Portion A	53.797
Income tax and social contribution on temporary exclusions	11.006
(-) Long-term liabilities
Income tax and social contribution on deferred Portion A	4.855
Income tax and social contribution on temporary exclusions	8.957
Income tax and social contribution on PIS/PASEP - COFINS regulatory asset	23.204

425.200

In compliance with CVM Instruction no. 371 of 27 June 2002, the expected generation of taxable income in sufficient amounts to offset such tax credits, which were recorded by the Company based on studies submitted to review by the Board of Directors and by the Fiscal Council and later approved by them, is featured on the table below:

			Consolidated
	Estimated	Actual	Estimated
	realizable value	realized amount	realizable amount

2005	45.159	7.351	-
2006	-	-	82.240
2007	-	-	51.401
2008	-	-	56.283
2009	-	-	61.637
2010	-	-	67.076
Após 2010	-	-	106.563

	45.159	7.351	425.200

These estimates of future results will be reviewed by management after the end of the fiscal year on 31 December 2005.

b) Programa de Recuperação Fiscal – REFIS

In 2000, the Company included a total debt of R$ 89,766 in the Tax Recovery Program (REFIS), established by Law no. 9,964, dated 10 April 2000. This liability resulted from tax charges owed to the National Institute of Social Security (INSS), out of which R$ 45,766, corresponding to interest, were settled using credits from income tax and social contribution losses purchased from third parties. As the Brazilian Internal Revenue Service (SRF) has not yet completed the review of such transfer of tax credits, in September 2003 the Company recorded a provision which, restated as of 30 September 2005, amounts to R$ 69,908, net.

10. Account for Compensation of “Portion A” Variations

Joint Ministry Ordinance no. 25, dated 24 January 2002, enacted by the Ministries of Finance and of Mines and Energy, established the Account for Compensation of “Portion A” Variations (CVA), in order to record cost variations, occurring between annual rate reviews, of certain items included in the concession agreements for distribution of electric energy.

The balance of the Account for Compensation of “Portion A” Variations (CVA) is broken down below:

Assets	Current		Long-term

	30.09.2005	30.06.2005	30.09.2005	30.06.2005
Recoverable Portion A variations, 2003 rate review
Electricity purchased for resale (Itaipu)	-	45.425	-	-
Transport of purchased electricity (Itaipu)	481	641	-	-
Charges for the use of the transmission system (Basic Network)	16.517	22.022	-	-
Energy Development Account - CDE	12.450	16.600	-	-
Charges for system services - ESS	8.970	11.960	-	-
	38.418	96.648	-	-
Recoverable Portion A variations, 2004 rate review
Charges for the use of the transmission system (Basic Network)	62.828	83.771	-	-
	62.828	83.771	-	-
Recoverable Portion A variations, 2005 rate review
Electricity purchased for resale (Itaipu)	-	(34.636)	-	-
Transport of purchased electricity (Itaipu)	1.628	2.171	-	-
Charges for the use of the transmission system (Basic Network)	23.534	31.378	-	-
Energy Development Account - CDE	7.487	9.983	-	-
Charges for system services - ESS	4.900	6.534	-	-
Fuel Consumption Account - CCC	6.579	8.772	-	-
	44.128	24.202	-	-
Recoverable Portion A variations, 2006 rate review
Energy purchased for resale (Itaipu)	-	-	-	(8.940)
Transport of purchased electricity (Itaipu)	196	-	588	178
Charges for the use of the transmission system (Basic Network)	1.550	-	4.649	7.018
Energy Development Account - CDE	775	-	2.325	2.979
Charges for system services - ESS	133	-	401	411
Fuel Consumption Account - CCC	2.106	-	6.317	13
	4.760	-	14.280	1.659

	150.134	204.621	14.280	1.659

Liabilities	Current		Long-term

	30.09.2005	30.06.2005	30.09.2005	30.06.2005
Recoverable Portion A variations, 2003 rate review
Electricity purchased for resale - Itaipu	(34.068)	-	-	-
	(34.068)	-	-	-
Recoverable Portion A variations, 2005 rate review
Electricity purchased for resale:
Auction	24.848	33.131	-	-
Cien	10.860	14.480	-	-
Itiquira	(555)	(740)	-	-
Itaipu	25.977	-	-	-
	61.130	46.871	-	-
Recoverable Portion A variations, 2006 rate review
Electricity purchased for resale:
Auction	4.683	-	14.050	10.923
Cien	6.240	-	18.719	(1.206)
Itiquira	(2.234)	-	(6.701)	(2.070)
Itaipu	4.935	-	14.806	-
	13.624	-	40.874	7.647

	40.686	46.871	40.874	7.647

The changes in the balances of deferred rate costs restated by the SELIC interest rate are shown on the following table:

	Balance	Deferral	Amortization	Restatement	Transfers	Balance

	30.06.2005					30.09.2005
Assets
Electricity purchased for resale (Itaipu)	1.849	(10.134)	(5.182)	1.817	11.650	-
Transport of purchased electricity (Itaipu)	2.990	589	(919)	233	-	2.893
Charges for the use
of the transmission system (Basic Network)	144.189	(1.213)	(38.628)	4.730	-	109.078
Energy Development Account - CDE	29.562	-	(8.402)	1.877	-	23.037
Charges for system services - ESS	18.905	105	(6.329)	1.723	-	14.404
Fuel Consumption Account - CCC	8.785	8.206	(2.846)	857	-	15.002
	206.280	(2.447)	(62.306)	11.237	11.650	164.414
Liabilities
Electricity purchased for resale:
Auction	44.054	7.037	(9.084)	1.574	-	43.581
Cien	13.274	25.439	(3.970)	1.076	-	35.819
Itiquira	(2.810)	(6.611)	202	(271)	-	(9.490)
Itaipu	-	-	-	-	11.650	11.650
	54.518	25.865	(12.852)	2.379	11.650	81.560

Joint Ministry Ordinance no. 116, dated 4 April 2003, postponed for 12 months the compensation of the CVA balance for the annual rate reviews occurring between 8 April 2003 and 7 April 2004.

Joint Ministry Ordinance no. 361, dated 26 November 2004, listed the costs of purchase of electricity and of the energy and cost-sharing quotas of “Proinfa” (the Program of Incentives for Alternative Energy Sources) as two additional items eligible for recording of cost variations between rate reviews, provided that utilities sign amendments to their concession agreements for distribution of electric energy. Such legal requirement was imposed in order to make current concession agreements compliant with Law no. 10,848/2004 and with Decree no. 5,163/2004, both of which deal with sales of energy in the regulated and free environments. Copel signed the amendment to its concession agreement on 23 May 2005.

As part of Copel Distribution’s rate review of June 2005, approved under ANEEL Resolution no. 130/2005, three installments were taken into account as parts of the CVA: (i) the first one, for rate year 2004-2005, in the amount of minus R$ 24,860 (such a reduction resulting mostly from the purchase prices agreed upon at the existing energy auction of 7 December 2004 and from the appreciation of the real against the U.S. dollar, which is the reference currency for purchases of power from Itaipu); (ii) the second one, accounting for the remaining 50% of the 2002-2003 CVA, in the amount of R$ 112,193; (iii) and the third one, in the amount of R$ 128,040, accounting for the 2004 Basic Network CVA, which had not been considered in the 2004 rate review, and for the CVA balance not recovered during the rate year, as a consequence of customers migrating to the free market. The sum of these installments resulted in a 5.99% CVA share out of the total rate review of 7.80% granted under Resolution no. 130/2005.

11. Regulatory Assets – PIS/PASEP and COFINS

Under Laws no. 10,637, dated 30 December 2002, and 10,833, dated 29 December 2003, the Federal Government changed the tax bases and increased the rates of the PIS/PASEP and COFINS social contributions. These changes resulted in increased expenses with PIS/PASEP from December 2002 to June 2005 and with COFINS from February 2004 to June 2005.

Through Official Letter no. 302/2005-SFF/ANEEL, ANEEL has acknowledged COPEL’s right to reimbursement of the additional PIS/PASEP and COFINS costs. The Agency has determined that utilities must calculate the financial impact of the PIS/PASEP and COFINS changes up until the date of their financial statements and record such an impact in their accounting as assets or liabilities, as the case may be. Accordingly, COPEL has accrued, following the criteria set by ANEEL, R$ 32,680 as long-term receivables and R$ 56,382 as current assets, and recorded a proportional reduction in the PIS/PASEP and COFINS expenses. In June 2005, these credits totaled R$ 111,925 and were recorded under long-term receivables.

The recorded amounts have been recovered through the electricity rates since July 2005, in the amount so far of R$ 75,176, out of which R$ 18,795 have been realized. Nonetheless, the establishment by ANEEL of restatement criteria and of a recovery schedule for the remaining R$ 56,381 are still pending. Therefore, such amounts haven’t yet been monetarily restated.

12.Other Receivables

	Parent Company		Consolidated

	30.09.2005	30.06.2005	30.09.2005	30.06.2005
Current assets
Employees	-	-	14.523	15.233
Advance payments to suppliers	-	-	1.564	1.254
Insurance companies	-	-	492	440
Recoverable salaries of transferred employees	-	-	3.662	3.478
Advance payments for judicial deposits	-	-	1.828	1.579
Installment plan for Onda Provedor de Serviços	4.347	4.334	4.347	4.334
Security deposits	-	-	38.269	35.291
Disposal of property and rights	-	-	633	654
Fuel purchases on account of CCC	-	-	696	2.261
Decommissioning in progress	-	-	1.204	1.231
RGR - 2003 outstanding balance	-	-	3.341	4.528
Advance payments	-	-	4.582	988
Other receivables	5	6	3.297	2.857
Provision for doubtful accounts	-	-	(1.642)	(1.642)
	4.352	4.340	76.796	72.486
Long-term receivables
Collateral to the STN agreement (note 16.3)	-	-	26.296	27.830
IUEE tax - Municipalities (note 23)	-	-	7.374	7.374
Compulsory loans	-	-	7.781	7.796
Property and rights assigned for disposal	-	-	2.750	1.859
Advance payments	-	-	3.760	3.819
Other receivables	-	-	243	243
	-	-	48.204	48.921

13. Receivables from Related Parties

The Company has the following receivables from investees and subsidiaries, stated at net value:

	Parent Company		Consolidated

	30.09.2005	30.06.2005	30.09.2005	30.06.2005
Consolidadas:
Copel Transmission
Interest on capital receivable (note 7) (a)	-	80.454
Transferred financing (b)	25.503	26.627	-	-
Current accounts	-	(80.454)	-	-
	25.503	26.627	-	-
Copel Distribution
Transferred financing (b)	96.723	100.721	-	-
Transferred debentures (b)	595.202	592.025	-	-
Current accounts	173.944	173.944	-	-
	865.869	866.690	-	-
Copel Telecommunications
Interest on capital receivable (note 7) (a)	916	916
Current accounts	67.244	67.244	-	-
	68.160	68.160	-	-
Copel Corporate Partnerships
Interest on capital receivable (note 7) (a)	38.029	38.029
Current accounts	208.659	208.659	-	-
	246.688	246.688	-	-

Consolidated total	1.206.220	1.208.165	-	-
Non-consolidated companies:
Loan agreements
Foz do Chopim Energética Ltda.	34.931	34.473	34.931	34.473
Elejor - Cent. Elet. do Rio Jordão S.A. (c)	-	-	169.806	160.815
Non-consolidated total	34.931	34.473	204.737	195.288

	1.241.151	1.242.638	204.737	195.288

Current total - note 7	38.945	119.399	-
Long-term total	1.202.206	1.123.239	204.737	195.288

a) Receivable interest on capital

These are dividends receivable from the wholly-owned subsidiaries, calculated as interest on capital, as provided for in their by-laws, for the years 2001, 2003 and 2004, which are being paid in 2005.

b) Transferred financing and debentures

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, agreements whose transfer to the respective subsidiaries have not yet been formalized are also recorded under the Parent Company.

For purposes of disclosure of financial statements, the balances of these transferred loans and financing are shown separately, without interest, as receivables from the wholly-owned subsidiaries and as loans and financing liabilities, in the amount of R$ 122,226, as of 30 September 2005 (note 16).

The amount of R$ 595,202 in debentures was also transferred to Copel Distribution under the same accounting criteria mentioned in the previous paragraph (note 17).

c) Loan agreement with Elejor

The loan agreement with Elejor, in the amount of R$ 169,806 (R$ 160,815 as of 30 June 2005), was negotiated to ensure the continuity of the construction of the power plants that make up the Fundão-Santa Clara Power Complex and the corresponding transmission system. This loan is to be paid in 120 (one hundred and twenty) monthly and consecutive installments, with a grace period of 6 (six) months after the start of operations of the fourth turbine of the Complex, scheduled for October 2006, plus interest “pro rata tempore” of 3.198% a year, and a spread equivalent to the variation of the Interbank Deposit Rate as from the date of each transfer.

Elejor has issued R$ 255,626 in debentures. The first issue took place in May 2005, in the amount of R$ 175,173. Out of this total, R$ 123,749 were employed to pay off part of the loan owed by Elejor to Copel.

14.Investments

Copel’s investment portfolio is broken down below:

	Parent Company		Consolidated

	30.09.2005	30.06.2005	30.09.2005	30.06.2005
Wholly-owned subsidiaries
Copel Generation	2.491.528	2.416.564	-	-
Copel Transmission	928.900	900.997	-	-
Copel Distribution	1.496.303	1.449.525	-	-
Copel Telecommunications	111.172	108.404	-	-
Copel Corporate Partnerships	455.497	444.838	-	-
	5.483.400	5.320.328	-	-
Subsidiary and investees (a)	-	-	452.513	448.311
Other investments
Amazon Investment Fund (FINAM) - Nova Holanda	7.761	7.761	7.761	7.761
FINAM	32.609	32.609	32.609	32.609
Northeastern Investment Fund (FINOR)	9.870	9.870	9.870	9.870
Provision for losses on tax incentives	(47.900)	(47.900)	(47.900)	(47.900)
Real estate for future service use	-	-	6.825	6.825
Other investments	2.323	2.323	3.821	3.966
	4.663	4.663	12.986	13.131

	5.488.063	5.324.991	465.499	461.442

a) Investees and subsidiaries

	Shareholders' equity		Copel's	Consolidated
	of investee		stake	investment

	30.09.2005	30.06.2005	(%)	30.09.2005	30.06.2005
Investees
Sercomtel S.A. - Telecomunicações	215.817	216.833	45,00	97.118	97.575
Goodwill				11.080	12.138
Sercomtel S.A. - Telecomunicações total				108.198	109.713
Sercomtel Celular S.A.	35.703	36.832	45,00	16.067	16.574
Goodwill				1.528	1.673
Sercomtel Celular S.A. total				17.595	18.247
Dominó Holdings S.A. (*)	558.897	549.499	15,00	83.835	82.432
Escoelectric Ltda. (*)	(2.007)	(858)	40,00	-	-
Advance payments for capital increase				2.500	-
Copel Amec S/C Ltda. (*)	861	818	48,00	413	393
Dona Francisca Energética S.A.	(6.977)	(10.537)	23,03	-	-
Carbocampel S.A. (*)	543	552	49,00	266	271
Braspower International Engineering S/C Ltda.(*)	(306)	(164)	49,00	-	-
Advance payments for capital increase				176	176
Centrais Eólicas do Paraná Ltda. (*)	5.474	5.328	30,00	1.642	1.598
Foz do Chopim Energética Ltda. (*)	65.232	60.630	35,77	23.334	21.687
UEG Araucária Ltda. (note 18 (a))	(168.030)	(153.241)	20,00	-	-
Advance payments for capital increase				141.899	141.899
				379.858	376.416
Subsidiaries
Elejor - Centrais Elétricas do Rio Jordão S.A. (**)	136.292	131.733	35,12	49.840	49.080
Goodwill				22.815	22.815
Elejor - Centrais Elétricas do Rio Jordão S.A. total				72.655	71.895

				452.513	448.311

(*) Unaudited. (**) Stake in total share capital

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 11,080 and R$ 1,528, respectively. This goodwill is being amortized at the annual rate of 10%, with a charge to income of R$ 3,606 (R$ 3,171 and R$ 435) in 2005 and 2004. The payment of goodwill for Sercomtel S.A. Telecomunicações and for Sercomtel Celular S.A. was determined by the expected future profitability, and the amortization over ten years, at the annual rate of 10%, resulted from the assessment of the return on investment based on discounted cash flows.

On 18 December 2003, COPEL signed a stock purchase agreement with Triunfo Participações to acquire its 30% interest in Elejor, thus increasing the Company’s stake from 40% to 70% of the power plant’s common shares (35.12% of its total shares). Elejor’s share capital is represented by 60,300 thousand common shares and by 59,900 thousand preferred shares. This transaction was approved by ANEEL, under Resolution no. 302, dated 27 July 2004 and published in the Federal Register on 28 July 2004, and by CADE (the Council for Economic Law), at ordinary session no. 330 on 15 September 2004.

15. Property, Plant, and Equipment

		Accumulated	Consolidated
	Cost	depreciation	Net value	Net value

			30.09.2005	30.06.2005
In service
Generation	4.265.282	(1.460.927)	2.804.355	2.823.883
Transmission	1.362.920	(433.949)	928.971	887.014
Distribution	3.196.872	(1.551.265)	1.645.607	1.628.032
Telecommunications	284.286	(124.130)	160.156	156.454
Corporate Partnerships	385	(224)	161	169
Compagas	107.082	(20.157)	86.925	83.426
	9.216.827	(3.590.652)	5.626.175	5.578.978
Construction in progress
Generation	133.519	-	133.519	137.310
Transmission	139.022	-	139.022	157.453
Distribution	215.192	-	215.192	220.468
Telecommunications	17.995	-	17.995	24.578
Corporate Partnerships	-	-	-	1
Compagas	36.603	-	36.603	39.553
	542.331	-	542.331	579.363
	9.759.158	(3.590.652)	6.168.506	6.158.341
Special liabilities (a)
Transmission			(7.140)	(7.140)
Distribution			(751.885)	(740.613)
			(759.025)	(747.753)

			5.409.481	5.410.588

Under Articles 63 and 64 of Decree no. 41,019, dated 26 February 1957, the assets and facilities used in the generation, transmission, distribution, and sale of electric energy are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

The main depreciation rates, according to ANEEL Resolution no. 44/1999 and to Ministry of Communications Ordinance no. 96, dated 17 March 1995, are:

%

Generation
General equipment	10,0
Generators	3,3
Reservoirs, dams, and headrace channels	2,0
Hydraulic turbines	2,5
Transmission
System structure and conductors and power transformers	2,5
General equipment	10,0
Reconnectors	4,3
Distribution
System structure and conductors and power transformers	5,0
Capacitor boards and distribution switches	6,7
Voltage regulators	4,8
Central administration
Office machinery and equipment	10,0
Furniture and implements	10,0
Telecommunications
Power and transmission equipment (telecommunications)	10,0
Overhead and underground cabling, wiring, and private switching center	10,0
Natural gas supply
Gas pipelines	3,3
Gas pipeline operating equipment	10,0

a) Special liabilities

These are obligations linked to the concession of public electric energy services and represent funds provided by the Federal Government and by customers, as well as donations for which there are no obligations of any return to the donors and subsidies for investments in distribution. The maturity of these special liabilities is established by the Regulatory Agency for transmission and distribution concessions, and they must be settled at the time of expiration of the concessions.

b) Electric Energy Universalization Plans

Under Resolution no. 223, dated 29 April 2003, ANEEL set forth the overall conditions for the development of Electric Energy Universalization Plans aimed at supplying new customers or increasing the capacity of supply to existing customers. This Resolution regulates the provisions of Articles 14 and 15 of Law no. 10,438 of 26 April 2002 and sets the duties of the holders of electric energy distribution concessions and permits. As of 30 September 2005, customers had been refunded R$ 5,300.

The “Luz para Todos” (“Light for Everyone”) program, launched by the Federal Government, is aimed at speeding up the accomplishment of universalization goals and providing electric energy to 100% of Brazil by 2008, at no charge to consumers.

c) Inventorying property, plant, and equipment

The Company makes periodic physical inventories of its assets throughout its concession area.

16. Loans and Financing

The consolidated balance of loans and financing comprises:

				Consolidated
		Current	Long-term	Total	Total

	Principal	Charges	Principal	30.09.2005	30.06.2005
Foreign currency
IDB (1)	21.079	1.081	94.854	117.014	137.108
National Treasury (2)	10.473	3.191	108.562	122.226	127.348
Banco do Brasil S.A. (3)	4.844	85	14.532	19.461	24.090
Eletrobrás (4)	7	1	58	66	60
	36.403	4.358	218.006	258.767	288.606
National currency (reais )
Eletrobrás (4)	45.775	16	323.907	369.698	380.220
BNDES (5)	7.668	7	33.099	40.774	43.651
Banestado (6)	98	-	-	98	125
Banco do Brasil S.A. (3)	89	5	1.041	1.135	1.175
	53.630	28	358.047	411.705	425.171

	90.033	4.386	576.053	670.472	713.777

(1)
IDB (Inter-American Development Bank) – Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. The principal amount, the first installment of which was paid on 15 January 1997, and interest are due semi-annually until 2011. Interest is calculated according to the IDB funding rate, which in the second quarter of 2005 was 4.42% p.a. The agreement features the following restrictive provisions:

a)	Default by the debtor on any other obligation set forth in the agreement or agreements signed with the Bank for financing of the project;

b)	withdrawal or suspension of the Federal Republic of Brazil as a member of the Bank;

c)	default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

d)	overall liquidity index greater than 1.5;

e)	liquidity index equal to or greater than 1.2;

f)	indebtedness to shareholders’ equity ratio lower than or equal to 0.9.

(2)	National Treasury – As discussed in note 13, the balance of loans and financing owed by the Company comprises obligations to financial institutions which have been transferred to Copel’s wholly-owned subsidiaries (such transfer is currently being formalized).

The restructuring of medium and long-term debt, signed on 20 May 1998, of the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)	Consolidated

				30.09.2005	30.06.2005
Par Bond (a)	30	15.04.2024	30	36.026	37.529
Capitalization Bond (b)	20	15.04.2014	10	27.812	28.836
Debt Conversion Bond (c)	18	15.04.2012	10	23.805	24.861
Discount Bond (d)	30	15.04.2024	30	24.916	26.024
El Bond - Interest bonds (e)	12	15.04.2006	3	2.440	2.549
New Money Bonds (f)	15	15.04.2009	7	3.588	3.747
FLIRB (g)	15	15.04.2009	9	3.639	3.802

				122.226	127.348

The annual interest rates and repayments are as follows:

a) Par Bond – Interest of 4.0% p.a. in the first year and 6.0% p.a. until final maturity, with a bullet payment at the end of the agreement.

b) Capitalization Bond – Interest of 4.0% p.a. in the first year and 8.0% p.a. until final maturity, repayable in 21 semi-annual installments starting in April 2004.

c) Debt Conversion Bond – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments starting in April 2004.

d) Discount Bond – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., with a bullet payment at the end of the agreement.

e) El Bond – Interest Bonds – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., repayable in 19 semi-annual installments starting in April 1997.

f) New Money Bonds – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments starting in April 2001.

g) FLIRB – Interest of 4.0% to 5.0% p.a. in the first six years and semi-annual LIBOR + 13/16 of 1% p.a. after the 6th year until the end of the agreement, repayable in 13 semi-annual installments starting in April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 10,844 and R$ 15,452 (R$ 11,469 and R$ 16,361 as of 30 June 2005), respectively, recorded in long-term receivables, other receivables (note 12).

(3) Banco do Brasil S.A. – Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments starting on 7 March 2000, bearing interest of 6.6% p.a. This debt is secured by COPEL’s revenues.

Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on 30 March 1994, repayable in 240 monthly installments based on the Price amortization system starting on 1 April 1994, monthly restated by the TJLP and IGPM plus interest of 5.098% p.a.

(4) Eletrobrás – Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates. This debt is secured by Copel’s revenues.

(5) National Social and Economic Development Bank - BNDES – Loan to finance the diversion of the Jordão River, repayable in 99 monthly installments starting on 15 October 1997. Interest is based on the TJLP – the long-term interest rate – (limited to 6.0% p.a.) plus a 6% p.a. spread. This loan is secured by COPEL’s revenues.

The BNDES balance also includes four agreements signed by Companhia Paranaense de Gás (Compagas) on 14 December 2001, repayable in 99 installments, with interest of 4% p.a.. Two of these agreements were for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6.0% p.a.), and two were for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

(6) Banco Banestado S.A. – Urban Development Fund agreement, signed on 23 July 1998, repayable in 96 monthly installments under the Price amortization schedule, restated based on the monthly Reference Rate (TR) and interest of 8.5% p.a., with a grace period of 12 months and final maturity on 20 July 2006. This loan is secured by Copel’s revenues.

a) Breakdown of loans and financing by currency and index:

Currency (equivalent in reais ) / Index	Consolidated

	30.09.2005%		30.06.2005%
Foreign currency
U.S. dollar	122.292	18,24	127.408	17,85
Yen	19.461	2,90	24.090	3,37
IDB - currency basket	117.014	17,46	137.108	19,21
	258.767	38,60	288.606	40,42
National currency (reais )
Brazilian Reference Interest Rate (TR)	98	0,01	125	0,02
URBNDES and Long-term Interest Rate (TJLP)	40.852	6,09	43.703	6,12
General Price Index - Market (IGP-M)	1.057	0,16	1.124	0,16
Fiscal Reference Unit (UFIR)	27.295	4,07	27.954	3,92
Eletrobrás Financing Rate (FINEL)	342.403	51,07	352.265	49,35
	411.705	61,40	425.171	59,57

	670.472	100,00	713.777	99,99

b) Variations in the main foreign currencies and rates applied to the Company’s loans and financing:

Currency/Index			Variation (%)

	3rd quarter of 2005	3rd quarter of 2004	In the year of 2004
U.S. dollar	(16,28)	(1,06)	(8,13)
Yen	(24,51)	(3,76)	(3,98)
IDB - currency basket	(5,39)	(1,40)	3,07
TR	2,27	1,29	1,73
URBNDES	2,83	2,60	3,50
IGP-M	0,21	10,25	12,41
FINEL	0,04	1,98	2,38
UMBND	(17,63)	0,52	0,68

c) Maturity of long-term installments:

	Foreign	National
	currency	currency	Consolidated

			30.09.2005	30.06.2005
2006	4.043	13.164	17.207	44.295
2007	34.010	47.555	81.565	83.553
2008	34.010	42.455	76.465	78.453
2009	33.125	38.781	71.906	73.831
2010	27.396	37.556	64.952	66.422
2011	16.855	37.556	54.411	55.263
2012	4.650	31.318	35.968	36.117
2013	2.983	31.262	34.245	34.293
2014	1.494	31.156	32.650	32.617
2015	-	31.123	31.123	30.999
2016	-	15.693	15.693	15.612
after 2016	59.440	428	59.868	63.306

	218.006	358.047	576.053	614.761

d) Changes in loans and financing:

	Foreign currency		National currency		Consolidated
Balances	Current	Long-term	Current	Long-term	Total

As of 31 December 2003	62.730	811.316	51.936	418.413	1.344.395
Funds raised	-	-	-	25.412	25.412
Capitalized charges	-	-	-	-	-
Charges	62.110	-	34.945	-	97.055
Monetary and exchange variation	(75.547)	15.354	638	13.991	(45.564)
Transfers	518.629	(518.629)	62.989	(62.989)	-
Amortizations	(111.751)	-	(92.283)	-	(204.034)
As of 31 December 2004	456.171	308.041	58.225	394.827	1.217.264
Funds raised	-	-	-	2.155	2.155
Capitalized charges	-	-	-	-	-
Charges	24.315	-	24.196	-	48.511
Monetary and exchange variation	(30.014)	(54.809)	(125)	3.431	(81.517)
Transfers	35.226	(35.226)	42.366	(42.366)	-
Amortizations	(444.937)	-	(71.004)	-	(515.941)
As of 30 September 2005	40.761	218.006	53.658	358.047	670.472

17. Debentures

The balance of Copel’s debentures as of 30 September 2005 is broken down below:

	Current	Long-term	Parent company and
	Principal / Interest	Principal	Consolidated

			30.09.2005	30.06.2005
National currency
Debentures - Parent company	14.649	400.000	414.649	434.421
Debentures - Copel Distribution	36.851	558.351	595.202	592.025

	51.500	958.351	1.009.851	1.026.446

The Parent Company’s balance, R$ 595,202, was transferred to Copel Distribution (R$ 592,025 as of 30 June 2005) along with the loans and financings (notes 13 and 43).

a) Debentures – Company – Third Issue

A single series of 40,000 (forty thousand) debentures makes up the third issue of simple debentures, concluded on 14 April 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (33,33%) being scheduled for 1 January 2007, the second repayment (33,33%) for 1 February 2008, and the third one (33,34%) for 1 February 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and jointly and severally secured by COPEL’s wholly-owned subsidiaries. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on 2 May 1997 and due on 2 May 2005, in the amount of US$ 150,000.

The pledged security is Copel’s bank account in Banco do Brasil S.A., in which all resources earned by Copel Generation in connection with power sales agreements, both current and future, will be deposited.

These securities will yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on 1 August 2005 and the last on 1 February 2009. There will be no renegotiation of these debentures.

The agreement contains the following restrictive provisions:

(1) bankruptcy ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer, or filing for business reorganization in bankruptcy by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer (or, in regard to any of the hypotheses of this item, any judicial proceeding similar to those discussed in this item which replaces or complements the current legislation on bankruptcy and business reorganization, including judicial or extrajudicial recovery);

(2) non-payment of any amounts due to debenture holders on the dates set forth in the agreement;

(3) court ruling for intervention in the concession or for termination of the concession for the services of distribution, transmission, or generation of power by the issuer or by the subsidiaries of the issuer;

(4) notwithstanding the provision in item (2) above, the default by the issuer or by Copel Generation on any non-financial obligation or the untruthfulness of any statement contained in this agreement or in the pledge agreement, not remedied in 10 (ten) business days from the date of default or of proof of untruthfulness. This 10 (ten) business day deadline is not applicable to obligations for which a specific deadline has been set;

(5) legitimate protest against any security of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer, with single or aggregate value equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index calculated and published by Fundação Getúlio Vargas, except in the event such protest is made in error or bad faith by third parties, provided that such situation is proven validly by the issuer or subsidiary controlled, directly or indirectly, by the issuer, as the case may be, or in the event it is cancelled within 30 (thirty) days of its filing;

(6) final court or arbitration ruling against the issuer or any subsidiary controlled, directly or indirectly, by the issuer in aggregate amount greater than R$ 40,000, such an amount being restated annually according to the variation of the IGP-M index, provided the issuer or any subsidiary controlled, directly or indirectly, by the issuer fails to prove payment of the aggregate amount to the fiduciary agent, within 10 (ten) business days from such supposed payment, in compliance with the schedule and conditions set forth in such final court or arbitration ruling;

(7) accelerated maturity of any debt of the issuer or of any subsidiary controlled, directly or indirectly, by the issuer in a single or aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

(8) lack of payment by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer of any financial obligations in aggregate amount equal to or greater than R$ 25,000, such an amount being restated annually according to the variation of the IGP-M index;

(9) violation by the issuer or by any subsidiary controlled, directly or indirectly, by the issuer, during the term of this agreement, of laws, rules, and regulations, including those of environmental nature, which affect or may affect the issuer’s ability to legitimately fulfill its obligations set forth in this agreement;

(10) any change in the corporate object contained in the issuer’s by-laws which modifies the primary business activity of the issuer.

b) Debentures – Copel Distribution

This issue of simple debentures was completed on 9 May 2002 with full subscription of the total amount of R$ 500,000, split into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a five-year term, due on 1 March 2007. The first series was repurchased on 27 February 2004, and the second series was renegotiated in March 2005, at the DI Rate plus 1.50% p.a., maturing on 1 March 2007.

These debentures confer no preemptive rights (unsecured creditor), are jointly and severally guaranteed by COPEL’s wholly-owned subsidiaries, are not convertible into stock, and have been issued in book-entry form. The funds were used to pay off the Euro-Commercial Papers and applied to the 2002-2004 expenditure program of the Company’s wholly-owned subsidiaries.

The first and second series yield interest equivalent to the variation of the DI rate (calculated and published by the Central System for Custody and Financial Settlement of Securities – CETIP) expressed in an annual percentage rate based on 252 business days, plus a 1.75% p.a. spread. They are paid semi-annually on the first business day of March and September. The third series bears interest on its face value starting on the issue date, 1 March 2002, based on the IGP-M index, prorated to the number of business days, plus interest of 13.25% p.a.. Interest is paid annually on the first business day of March, and the IGP-M restatement is included in a bullet payment, together with the principal amount.

18.Suppliers

		Consolidated

		30.09.2005	30.06.2005
Charges for the use of the power grid
Use of connections		252	251
Use of the Basic Network		41.269	35.407
Transport of electricity		3.102	2.666
		44.623	38.324
Electric energy suppliers
Administracion Nac. de Eletr. - ANDE (Paraguay)		2.253	2.014
Eletrobrás (Itaipu)		55.989	60.764
Utilities - CCEE (note 38)		-	8.257
Cia. de Interconexão Energética - CIEN		97.167	97.174
Cia. de Interconexão Energética - CIEN - Long-term		190.335	205.483
Foz do Chopin Energética Ltda.		62.376	57.156
Furnas Centrais Elétricas S.A.		19.871	19.573
Itiquira Energética S.A.		6.810	7.531
Elejor - Centrais Elétricas do Rio Jordão S.A.		6.202	-
Dona Francisca Energética S/A		4.847	4.847
Other suppliers		38.463	36.478
		484.313	499.277
Materials and services
Petróleo Brasileiro S.A. - Petrobrás (c)		721.462	664.936
Other suppliers		48.921	50.302
Other suppliers - long-term		1.157	889
		771.540	716.127

		1.300.476	1.253.728

	Current total	1.108.984	1.047.356
	Long-term total	191.492	206.372

As for the balances above, one should note that the amounts owed to Petrobrás, R$ 721,462 (R$ 664,936 as of 30 June 2005), result from liabilities originally incurred by Companhia Paranaense de Gás – Compagas. The amounts of these liabilities are also subject to the outcome of negotiations concerning the agreement with UEG Araucária Ltda.

The particular circumstances involving UEG Araucária Ltda. and Compagas are discussed below:

a) UEG Araucária Ltda. – UEG Araucária and Copel are involved in litigation over a capacity purchase agreement for 484,7 MW, originally signed on 31 May 2000 for a 20-year term from the date of official commercial operation of the thermal power plant built in the town of Araucária, in the State of Paraná.

Under the agreement for capacity purchase and for operation and maintenance of the natural gas-fired thermal power plant, Copel and UEG Araucária committed themselves to the exclusive purchase and sale of all the initial assured power of the facility, amounting to 484.7 MW.

The monthly amounts paid by Copel until December 2002 represented an advance payment of what would have been due under an amended agreement to be signed by both parties to the original agreement, provided that such amended agreement were approved by the regulatory authorities as required. In January 2003, all payments were suspended by the new administration of the Company as negotiation of the amendments to the original capacity purchase agreement broke down.

UEG Araucária then filed for arbitration before the Paris Arbitration Court on 1 April 2003, claiming breach of contract by Copel. On 22 April 2003, UEG Araucária sent to Copel written notice of termination of the agreement.

Copel in turn filed a lawsuit before the courts of the State of Paraná on 22 June 2003 claiming that the contract clause providing for arbitration was null and void. The Company was granted a preliminary injunction suspending the arbitration proceedings, under penalty of daily fines.

Based on the legal opinion of renowned scholars from the Institute of Civil Law (IDC), Company management believes that the capacity purchase agreement is legally null and void since it has never been ratified by ANEEL.

In addition, the IDC legal opinion states that the payment of the price of the power plant as contractual penalty claimed by UEG Araucária in the arbitration proceeding can not be considered due before the Brazilian State courts reach a final ruling in the lawsuits currently in progress. The claimed contractual penalty, furthermore, is much higher than the market price for a facility of similar size and features, which violates the legislation applicable to the case.

Company management, based on this legal opinion and on the understanding that the agreement is invalid, chose to revert, on 30 June 2003, the provisions for the monthly billings charged by UEG Araucária to Copel.

On 14 August 2003, Copel filed another lawsuit against UEG Araucária (“Ação Cautelar de Produção Antecipada de Provas”), processed under no. 24,546/2003 before a local court (“3a. Vara da Fazenda Pública”) in Curitiba, which resulted in a court-ordered expert investigation that has been submitted to review by the technical assistants of both parties. The Company intends to use the results of this investigation as evidence of the technical impossibility of operating the facility in a continuous, safe, and permanent manner. Both the Company and UEG Araucária appointed technical assistants to follow the investigation. These experts have issued their own conclusions about the issues raised before the court, corroborating the claims by Copel.

On 22 February 2004, a preliminary hearing took place before the Arbitration Court of the Chamber of International Trade in France and was then adjourned until 15 April 2004. At that time, Copel stated its refusal to acknowledge the jurisdiction of the Arbitration Court, pointing out to the fact that a Brazilian court had judged to be null and void the clause providing for arbitration in the disputed contract, which would have supported the proceedings in France. In July 2004, yet another hearing took place in Paris, and the Company again restated its understanding that the Arbitration Court had no jurisdiction over the matter submitted before it unilaterally by UEG Araucária. On 6 December 2004, the Arbitration Court ruled by majority vote that it had jurisdiction over the issues at hand. Such ruling, however, will not influence or change the decisions of the Brazilian courts regarding the same matter. After settling the issue of jurisdiction, the Arbitration Court then proceeded to the stage of reviewing the claims of both parties. The Chamber of International Trade has already set a schedule for the proceedings, which have been carried out normally and should be concluded in the first half of 2006.

On 30 May 2005, the Company, despite not acknowledging the jurisdiction of the Arbitration Court over this matter, submitted its counterclaims against UEG Araucária, based on the “principle of eventuality” and as a form of defense against Araucária’s claims.

ANEEL has acknowledged the technical and operational issues that prevent the Araucária facility from generating energy. In a letter sent to Copel’s Chief Executive Officer and to the management of UEG Araucária, ANEEL, in addition to discussing the reasons for the facility’s failure to operate, states that the conditions for its commercial operation had already been “ jeopardized” as of 27 September 2002 (date of inauguration of the plant).

The expert reports received by ANEEL attest that the facility cannot be operated in a safe and continuous manner, as Copel has claimed since 2003. These reports – which have been confirmed by experts from Scott Wilson Raymond in England and from Instituto Superior Técnico (IST) from Portugal, two renowned European institutions specialized in thermal energy – corroborate all the issues raised by Copel in the court-ordered expert investigation discussed above.

b) Cia. Paranaense de Gás - Compagas – Contract for sale of natural gas, signed in 2000 for a 20-year term in effect as from the date supply began (2002), intended exclusively for consumption by UEG Araucária for the generation of electric energy.

Due to pending litigation between Copel and UEG Araucária and to the fact that the capacity purchase agreement signed between them has never been approved by ANEEL, on 25 February 2003 the Company’s Board of Directors approved the suspension of payments to Compagas under the natural gas purchase agreement to supply fuel for the power plant, which has never entered operation. Compagas, in turn, has suspended payments to Petrobras.

The amount recorded in this item refers to a provision for the amounts of gas set forth in the agreement between the parties on a “take or pay” basis. The agreement also provides for the recovery of the amounts paid over a seven-year period, linked to an equivalent gas consumption. Such recovery, however, depends on the results of the Company’s discussions with the other shareholders of UEG Araucária, as mentioned in item “a” of this note.

Since 1 June 2005, Compagas has no longer been billing any amounts under the gas supply and transport agreement, since its agreements with both Petrobras and with Copel have been terminated unilaterally by Compagas itself.

19. Labor Provisions

	Consolidated

	30.09.2005	30.06.2005
Payroll
Payroll, net	348	356
Taxes and social contributions	11.805	11.631
Assignments to third parties	3	3
	12.156	11.990
Labor provisions
Paid vacation and annual bonus ("13th salary")	59.536	51.386
Social charges on paid vacation and annual bonus	21.857	18.357
	81.393	69.743

	93.549	81.733

20.Post-Employment Benefits

The company’s subsidiaries, through sponsorship of Fundação Copel, offer retirement and pension plans (“Pension Plan”) and a medical and dental care plan (“Healthcare Plan”) to both current and retired employees and their dependents. Both sponsors and beneficiaries make contributions to the plans, based on actuarial calculations prepared by independent actuaries, in compliance with the current regulations applicable to closed-end supplementary pension entities, in order to raise sufficient funds to cover future benefit obligations.

With the constitution of Copel’s wholly-owned subsidiaries in 2001, the balance of the debt related to the change in plan (Pension Plan III) in 1998, restated until then, was transferred to these companies, financed in 210 monthly installments, restated according to the INPC inflation index plus interest of 6% p.a., due as from 1 August 2001. To secure these contracts, the sponsors authorized Fundação Copel to withhold balances in their checking accounts, and the Company also became co-guarantor of any deficit resulting from granting benefits.

The Company adopts the accounting practices established by CVM Resolution no. 371, dated 13 December 2000, to record the costs of the pension plan and the healthcare plan, as well as the charges on the debt incurred with Plan III (note 29).

	Pension	Healthcare	Consolidated
	plan	plan	Total

			2005
Cost of current service	6.045	6.448	12.493
Estimated interest expense	331.611	47.349	378.960
Expected return on plan assets	(287.936)	(2.377)	(290.313)
Estimated contributions by employees	(25.731)	-	(25.731)

Estimated total	23.989	51.420	75.409

21.Regulatory Charges

	Consolidated

	30.09.2005	30.06.2005
Emergency capacity charges	14.675	19.407
Fuel Consumption Account - CCC	19.657	18.038
Financial compensation for the use of water resources	13.181	11.324
Energy Development Account - CDE	10.934	10.934
Global Reversal Reserve - RGR	5.390	5.390
RGR - 2003 outstanding balance	1.481	2.592
Inspection fee - ANEEL	1.046	1.046
Taxes - FUST and FUNTEL	18	20

	66.382	68.751

22. Other Accounts Payable

	Consolidated

	30.09.2005	30.06.2005
Collected public lighting charge	11.628	13.287
Low income customers	430	433
Other customers	2.117	2.392
Triunfo Participações e Investimentos S.A.	794	895
Compulsory loan - Eletrobrás	1.161	856
Insurance companies - premium due	3.662	13
Pledged collateral	786	300
Other liabilities	2.113	933

	22.691	19.109

23. Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. Company management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses. No new claims have been filed against Copel, and no material changes have occurred in the existing lawsuits as of the end of the second quarter of 2005.

	Judicial deposits (Assets - Long-term)		Provisions (Liabilities - long-term)
	Consolidated		Consolidated

	30.09.2005	30.06.2005	30.09.2005	30.06.2005
Labor	59.533	54.088	64.504	64.504
Civil:
Customers	1.580	1.574	15.657	15.657
Rights of way	6.833	6.805	35.847	35.847
IUEE - Municipalities	-	-	7.374	7.374
Civil and fiscal claims	-	-	28.018	28.018
	8.413	8.379	86.896	86.896
Tax:
COFINS (a)	-	-	197.549	197.549
PIS/PASEP	37.100	36.456	37.317	36.673
INSS (b)	48.014	48.014	18.245	18.245
Federal taxes	-	-	26.000	26.000
	85.114	84.470	279.111	278.467
.
Other judicial deposits	12.259	11.798	-	-

	165.319	158.735	430.511	429.867

a) COFINS

On 18 August 1998, the 4th District Federal Court granted COPEL immunity from the COFINS contribution on electric energy transactions. On 10 August 2000, the Federal Government filed a lawsuit pleading the annulment of this ruling. The Company was summoned on 21 November 2000, thus setting in motion the proceedings for discussion of the potential lapsing of the Federal Government’s right to take legal action.

On 14 December 2000, the case was submitted to the reporting Justice, with a rebuttal submitted by COPEL on 6 December, based on the conclusive opinions of renowned legal scholars that the Government had no legal grounds for such annulment claim. Conservatively, management decided to maintain a provision for contingency only in respect of the principal amount being discussed, without considering interest.

In August 2003, the court ruled by majority vote in favor of the Government’s claim and against Copel. The Company then filed an appeal requesting clarification of the decision, which was partially accepted.

In June 2004, Copel filed a request for reconsideration (since it had obtained a favorable vote on the issue of the lapsing of the Government’s right to take legal action), whose trial was scheduled for 2 December 2004. After the start of the proceedings and the verbal pleading by the representatives of both parties, the Federal Court adjourned the session.

On 2 June 2005, the Federal Court resumed trial and accepted, by majority vote, Copel’s claim of lapsing of right to take legal action, following the opinion of the reporting Federal Justice. On 3 August 2005, the ruling was published. On 14 September 2005, the Federal Government filed an appeal before the Superior Court of Justice (STJ), which is pending trial.

This provision was not included in the REFIS Program because Copel believes, based on the opinion of several legal scholars, it is probable that these lawsuits will be judged in favor of the Company.

b) INSS

The deposits in court related to the National Institute of Social Security (INSS), in addition to those related to provisioned collections from third parties, include other lawsuits involving the Company that are being challenged and supported by judicial deposits.

c) Rio Pedrinho and Salto Natal

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas (processed under numbers 001 and 002/2004), pleading payment of overdue installments and contractual penalties under the power purchase agreements they had signed with Copel Distribution.

The progress of such arbitration is subordinated to a class action claiming that the CVCEE/COPEL-DIS/DCOD/CPR no. 016/2002 (Rio Pedrinho) and CVCEE/COPEL-DIS/DCOD/CPR no. 017/2002 (Salto Natal) agreements, which have been submitted to arbitration, are null and void since they are damaging to the Company’s assets. Furthermore, the arbitration ruling may be contested in court in a stay of execution, with which the Company may dispute the amounts and the enforceability of the agreements.

Copel also filed suit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 380/2005, pleading the declaration of annulment of the arbitration clause in those agreements.

Due to the restrictions imposed on Copel on account of the supposed breach of these contracts, the Company filed for a provisional remedy (processed under no. 1,392/2004) to suspend any such restrictions until the conclusion of the pending declaratory action and class action discussed above. The Company’s request was granted by a local judge and later confirmed by the Supreme Court of the State of Paraná by majority vote.

Copel also filed a lawsuit before a State court (“2a. Vara da Fazenda Pública, Falências e Concordatas da Comarca de Curitiba”), processed under no. 950/2005, pleading the declaration of annulment of the agreements and the arbitration rulings. The defendants were subpoenaed on 30 September 2005.

Management, based on the opinion of its legal counsel, has not accrued any provisions in connection with these lawsuits, since it believes it is probable that they will be judged in favor of the Company.

24. Share Capital

As of 30 September 2005, Copel’s paid in share capital, represented by shares with no par value, was R$ 3,480,000. The different classes of shares and main shareholders are detailed below:

Shareholders	Common		Class A preferred		Class B preferred		In thousand of shares Total

		%		%		%		%
State of Paraná	85.028.464	58,6	-	-	-	-	85.028.464	31,1
Paraná Investimentos S.A.	134	0,0	-	-	13.639	0,0	13.773	0,0
Eletrobrás	1.530.775	1,1	-	-	-	-	1.530.775	0,6
BNDESPAR	38.298.775	26,4	-	-	27.935.816	21,8	66.234.591	24,2
Free float (Brazil)	16.339.969	11,3	120.512	29,8	72.196.415	56,3	88.656.896	32,3
Free float (ADS's)	3.227.631	2,2	-	-	27.936.506	21,8	31.164.137	11,4
Municipalities	184.295	0,1	14.716	3,6	-	-	199.011	0,1
Other shareholders	421.038	0,3	268.835	66,6	137.856	0,1	827.729	0,3

	145.031.081	100,0	404.063	100,1	128.220.232	100,0	273.655.376	99,9

Each share entitles its holder to one vote in the general shareholders’ meetings.

Class “A” preferred shares do not carry any voting rights, but they do enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares do not carry any voting rights, but they do enjoy priority in the distribution of minimum dividends, calculated as 25% of net income, adjusted in compliance with corporate legislation and with the Company’s by-laws. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

25. Gross Revenues from Sales and Services

	Consolidated

	30.09.2005	30.09.2004
Sales of electricity to final customers
Residential	1.386.007	1.224.744
Industrial	1.203.752	1.088.625
Commercial, services, and other activities	802.642	668.971
Rural	181.156	156.169
Public agencies	122.862	104.815
Public lighting	107.067	95.086
Public services	89.802	77.017
	3.893.288	3.415.427
Sales of electricity to distributors
Initial contracts	32.922	27.283
Auction - CCEAR	324.263	-
Bilateral contracts	297.847	273.527
Curto prazo	45.477	19.859
Sales at CCEE (note 39)	700.509	320.669

Availability of the power grid	100.134	51.475
Power grid - rate for the use of the distribution system (TUSD)	100.031	95.659
Basic Network - rate for the use of the transmission system (TUST)	136	120
Connection grid	200.301	147.254

Revenues from telecommunications	37.929	29.062
Data communication and telecommunications services	37.929	29.062

Piped gas distribution	132.406	125.372
Sales of natural gas	132.406	125.372
Other operating revenues
Revenues from services	11.705	11.785
Leases and rents	31.864	21.371
Subsidy - CCC	12.421	8.393
Charged service	5.910	5.457
Other revenues	560	668
	62.460	47.674

	5.026.893	4.085.458

26. Deductions from Gross Revenues

	Consolidated

	30.09.2005	30.09.2004
Taxes and social contributions on revenues
COFINS	256.999	186.590
PIS	56.506	41.773
ICMS	1.011.531	864.521
ISSQN	981	909
	1.326.017	1.093.793
Customer charges
Global Reversal Reserve (RGR) quota	47.648	49.192
Emergency capacity charges	70.165	111.301
	117.813	160.493
.
Other deductions from revenues	136	292

	1.443.966	1.254.578

27. Electricity Purchased for Resale

	Consolidated

	30.09.2005	30.09.2004
Eletrobrás (Itaipu)	357.091	316.869
Cia. de Interconexão Energética - CIEN	232.821	240.428
Furnas Centrais Elétricas S.A. - auction	134.273	-
Companhia Hidro Elétrica do São Francisco - auction	94.535	-
Companhia Energética de São Paulo - auction	35.586	-
Other utilities - auction	67.659	-
Electricity purchased for resale - passive Portion A (CVA)	65.406	-
Itiquira Energética S.A.	59.799	50.886
Dona Francisca Energética S.A.	36.926	33.137
Electric Energy Trading Chamber - CCEE	23.611	50.393
Foz do Chopin Energética Ltda.	17.397	16.060
Elejor - Centrais Elétricas do Rio Jordão S.A.	11.464	-
Other utilities	4.323	12.734

	1.140.891	720.507

28. Payroll

	Parent Company		Consolidated

	30.09.2005	30.09.2004	30.09.2005	30.09.2004
Wages and salaries	2.419	2.313	279.398	232.618
Social charges on payroll	496	537	99.590	82.053
Meal assistance and education allowance	-	-	25.858	22.020
Labor indemnifications (*)	-	-	999	1.140
(-) Transfers to construction in progress	-	-	(29.350)	(25.771)

	2.915	2.850	376.495	312.060

(*) Net of reversals

29. Pension Plan and Healthcare Plan

	Pension	Healthcare
	plan	plan	Consolidated

			30.09.2005	30.09.2004
Post-employment period	19.789	38.565	58.354	88.378
Current employees	-	15.411	15.411	14.323

	19.789	53.976	73.765	102.701

	Consolidated

	30.09.2005	30.09.2004
Fuel and vehicle parts	15.154	12.978
Materials for the electric system	13.282	11.195
Cafeteria supplies	2.586	2.219
Information technology equipment and supplies	2.152	1.917
Office supplies	1.762	569
Materials for civil construction	1.620	1.744
Safety supplies	1.327	1.034
Tools	1.015	880
Lodging supplies	942	758
Apparel	679	451
Maintenance and cleaning	672	580
Telecommunications	575	223
Lubricants for motor vehicles and machinery	501	449
Other materials	2.001	2.076

	44.268	37.073

30. Materials and Supplies

31. Raw Materials and Supplies for Energy Generation

	Consolidated

	30.09.2005	30.09.2004
Purchase of natural gas	47.005	-
Fuels for energy generation	12.421	8.744
Other supplies	175	175

	59.601	8.919

32. Natural Gas and Supplies for the Gas Business

	Consolidated

	30.09.2005	30.09.2004
Natural gas purchased for resale	117.446	213.990
Other supplies	150	171

	117.596	214.161

The acquired gas is used in Compagas’ operations.

33. Third-Party Services

	Parent Company		Consolidated

	30.09.2005	30.09.2004	30.09.2005	30.09.2004
Power grid maintenance	-	-	15.275	12.309
Technical, scientific, and administrative consulting	994	1.860	14.071	20.123
Postal services	9	-	12.305	10.614
Authorized and registered agents	-	-	10.877	9.377
Data processing and transmission	-	-	10.642	10.131
Telephone services	-	-	9.861	13.448
Administrative support services	126	136	8.740	7.554
Travel	181	508	5.635	5.902
Meter reading and bill delivery	-	-	5.622	5.186
Customer service	-	-	5.345	2.898
Security	-	-	4.799	4.239
Legal fees	1.304	262	3.937	1.063
Personnel training	96	90	3.507	3.083
Civil maintenance services	-	9	2.878	2.300
Auditing	2.025	241	2.639	1.125
Facilities - services in "green areas"	-	-	2.378	1.927
Management of franchisees	-	-	2.359	2.626
Small lamp post -contractors	-	-	2.312	2.230
Vehicles - maintenance and repairs	-	-	2.303	1.930
Telephone operator - corporate entity	-	-	1.985	2.595
Advertising and publicity	190	719	1.957	2.278
Tree pruning	-	-	1.918	1.529
Telecommunications - system maintenance	-	-	1.654	1.017
Cargo shipping	-	-	1.342	1.310
Upkeep of right of way areas	-	-	951	790
Import taxes and duties	-	-	751	149
Printing	5	3	672	1.048
Water consumption	-	-	660	587
Communication	-	111	658	470
Office machinery and furniture maintenance	-	-	617	528
Other services	109	110	4.731	9.082

	5.039	4.049	143.381	139.448

34. Regulatory Charges

	Consolidated

	30.09.2005	30.09.2004
Fuel Consumption Account - CCC	167.227	136.220
Financial compensation for the use of water resources	44.370	39.474
Inspection fee - ANEEL	8.576	6.138
Energy Development Account - CDE	111.371	71.084
Taxes - FUST and FUNTEL	128	129

	331.672	253.045

35. Other Operating Expenses

	Parent company		Consolidated

	30.09.2005	30.09.2004	30.09.2005	30.09.2004
Research and development and energy efficiency	-	-	9.268	7.842
Leases and rents	83	101	13.000	11.085
Insurance	1	5	3.431	3.629
Donations, contributions, and subsidies	-	276	1.675	1.845
Provision (reversal) for doubtful accounts -
customers and suppliers (note 5)	-	-	52.513	38.813
Provision (reversal) for doubtful accounts -
third-party services and other creditors	-	-	216	(822)
Advertisement - special campaigns	2.370	800	2.775	12.865
Own consumption of electricity	-	-	3.866	3.429
Indemnifications	-	-	1.764	1.355
Recovery of expenses	(189)	(221)	(19.067)	(20.599)
General expenses	51	6	4.331	3.830

	2.316	967	73.772	63.272

36. Financial Income (Expenses), Net

	Parent company		Consolidated

	30.09.2005	30.09.2004	30.09.2005	30.09.2004
Financial income
Income from financial investments	5.376	29	67.819	36.481
Interest and commissions	1.902	3.473	93.275	80.165
Monetary variations	39	-	6.131	96.195
Penalties on overdue bills	-	-	59.223	35.487
SELIC interest rate on Portion A (CVA)	-	-	25.769	30.705
Interest on taxes paid in advance	3.818	1.932	13.587	2.274
Other financial income	14	113	4.836	7.962
(-) Taxes and social contribution on financial income	-	(426)	-	(11.591)
	11.149	5.121	270.640	277.678
(-) Financial expenses
Interest on loans and financing	48.968	2.878	158.480	137.100
Monetary and exchange variations	8.769	-	(71.432)	37.673
Interest on tax installments	19.226	2.697	23.435	2.696
Interest on transactions with derivatives	-	-	41.952	44.912
Overdue tax penalties and other	4.694	5.117	9.579	15.914
Contractual penalties - Compagas	-	-	136.244	52.636
CPMF tax	4.230	1.104	26.799	21.059
SELIC interest rate on Portion A (CVA)	-	-	4.503	-
Other financial expenses	902	1.582	7.721	6.455
	86.789	13.378	337.281	318.445

	(75.640)	(8.257)	(66.641)	(40.767)

37. Equity in the Results of Subsidiaries and Investees

	Parent Company		Consolidated

	30.09.2005	30.09.2004	30.09.2005	30.09.2004
Equity in the results of subsidiaries and investees
Copel Generation	122.584	61.119	-	-
Copel Transmission	90.305	84.032	-	-
Copel Distribution	126.160	134.791	-	-
Copel Telecommunications	2.197	140	-	-
Copel Corporate Partnerships	40.654	28.766	-	-
Investees (a)	-	-	11.188	9.778
	381.900	308.848	11.188	9.778
Dividends	219	183	219	183
Amortization of goodwill
Sercomtel S.A. Telecomunicações	-	-	(3.171)	(3.171)
Sercomtel Celular S.A.	-	-	(435)	(435)
	-	-	(3.606)	(3.606)

	382.119	309.031	7.801	6.355

a) Equity in the results of investees

	Net income (losses)		Copel's	Consolidated
	of investee		stake	Equity in the results

	30.09.2005	30.09.2004	(%)	30.09.2005	30.09.2004
Sercomtel S.A. - Telecomunicações	(1.243)	(1.426)	45,00	(559)	(3.287)
Sercomtel Celular S.A.	(2.480)	2.978	45,00	(1.116)	1.340
Dominó Holdings S.A.	50.936	51.973	15,00	7.573	7.796
(-) COFINS - PIS/PASEP on interest on capital				(100)
Escoelectric Ltda.	(2.561)	(1.505)	40,00	(222)	(603)
Copel Amec S/C Ltda.	169	(16)	48,00	81	(8)
Dona Francisca Energética S.A.	9.372	1.361	23,03	-	-
Carbocampel S.A.	(25)	(21)	49,00	(12)	(10)
Braspower S/C Ltda.	(234)	(277)	49,00	-	-
Centrais Eólicas do Paraná Ltda.	563	660	30,00	169	198
Foz do Chopim Energética Ltda.	12.897	12.167	35,77	4.613	4.352
UEG Araucária Ltda.	(43.079)	(44.322)	20,00	-	-
Elejor - Centrais Elétricas do Rio Jordão S.A.	2.166	-	35,12	761	-

				11.188	9.778

The Company has been recording the results of the appraisal of its investments under the equity method, limited to the value of its interest in each investee.

Based on the balance sheets as of 30 September 2005 of investee Sercomtel S.A. Telecomunicações, audited by PriceWaterhouseCoopers Independent Auditors – paragraph 4, report dated 21 October 2005, the Company recognized an equity method loss of R$ 8,597. This amount refers to the equity loss by Copel arising from investments made by Sercomtel in other companies, which recorded provisions for unsecured liabilities.

38. Rate Increases

a) Annual rate review

Under ANEEL Resolution no. 130, dated 20 June 2005, COPEL Distribution’s power rates for sales to final customers were increased by 7.80% on average, effective 24 June 2005. Out of this total, - 1.25% corresponds to the annual rate review (IRT), and 9.05% to financial components outside the range of the annual rate review.

b) Discount Policy

Since 2003, COPEL has followed a policy of granting rate discounts aimed at encouraging the use of electricity, contributing to the economic growth of the State by attracting new industries, and reducing the levels of overdue bills. Accordingly, the Company decided to apply the old rates from 24 June through 31 July for those customers who pay their bills when due. As of 1 August 2005, Copel increased the rates in effect by 4.41% . The resulting average discount afforded to customers who pay when due is now 6.8% off the rates under ANEEL Resolution no. 130/2005. Customers with overdue bills are not entitled to such discounts.

The table below breaks down the rate increases and discounts between 2003 and 2005:

	Average rate	Average increase applied	Average discount
Date	increase authorized	to customers who pay	afforded
	by ANEEL	when due

24 June 2003	25,27%		20,20%
01 January 2004		15,00%	8,20%
24 June 2004	14,43%	9,00%	12,50%
01 February 2005		5,00%	8,20%
24 June 2005	7,80%		10,80%
01 August 2005		4,40%	6,80%

c) Rate realignment

In the June 2005 rate increase, ANEEL accomplished another stage of the rate realignment set forth under Decree no. 4,667/2003, aimed at reducing cross-subsidies between customer groups. The rate increases were higher for the high voltage rate categories than for the low voltage ones. In Copel’s case, low voltage rates were actually cut by 0.05% while A-1 (high voltage) rates were increased by 15.25% .

d) Federal contributions

As of 24 June 2005, the PIS and COFINS federal contributions have been excluded from the tariff basis. New legislation has determined that the calculation of such contributions should only take place at the time of invoicing, as is the case with ICMS (value-added tax). Thus COPEL has passed the amounts of these contributions actually paid by the Company on to its customers, resulting in an average increase of 5.3% in their bills, depending on the basis for the monthly calculation.

39. Electric Energy Trading Chamber (CCEE)

Copel has not recognized as actual and final the data concerning the sale of electric energy by Copel Distribution on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. Such data, which are used in the MAE accounting, were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, which have been challenged by the Company both administratively and judicially.

The Company’s claim is mostly based on the fact that the Ruling and Resolution discussed above were applied retroactively to the date of the operations, especially as regards the partial sale of Copel’s share of Itaipu energy on the Southern and Southeastern submarkets to meet free energy bilateral supply agreements during the rationing period in 2001, when there was a significant discrepancy in the prices for short-term energy between the markets. As of 30 September 2005, the estimated amount of discrepancies in calculation was approximately R$ 585,000, which has not been recognized by the Company as a liability for spot market energy.

On 27 August 2002, the Company was granted a favorable preliminary injunction by the 1st District Federal Court suspending the settlement of the amounts determined by ANEEL Ruling no. 288 and ANEEL Resolution no. 395.

Based on the opinion of its legal counsel, Management considers it likely that the final rulings in these lawsuits will be favorable to the Company.

The accumulated balances of transactions carried out by the Company are:

	COPEL	COPEL
	Generation	Distribution	Consolidated

			30.09.2005	30.06.2005
Current assets (note 4)
Until December 2004	98	-	98	98
From April through June 2005	-	59	59	15.422
From July through September 2005	3.290	5.804	9.094	-
	3.388	5.863	9.251	15.520
Current liabilities (note 18)
From April through June 2005	-	-	-	8.257
	-	-	-	8.257

Changes in spot-market energy amounts (CCEE) in the third quarter of 2005 are shown below:

	Amount to be			Amount to be
	settled	Settlement	Appropriation	settled

	30.06.2005			30.09.2005
Current assets (note 4)
Until December 2004	98	-	-	98
From April through June 2005	15.422	(15.571)	208	59
From July through September 2005	-	(6.063)	15.157	9.094
	15.520	(21.634)	15.365	9.251
Current liabilities (note 18)
From April through June 2005	8.257	(8.257)	-	-
From July through September 2005	-	(422)	422	-
	8.257	(8.679)	422	-

Net total	7.263	(12.955)	14.943	9.251

On 24 June 2003, after completion of the audit work, MAE issued a statement approving the new schedule for the settlement of the remaining 50% of transactions carried out from December 2000 to December 2002. This settlement took place on 3 July 2003, and the previously agreed dates for the settlement of transactions carried out in October, November, and December 2002 were maintained, i.e., 7 July 2003, 10 July 2003, and 17 July 2003, respectively.

The long-term energy amounts may be subject to change depending on the outcome of ongoing lawsuits, filed by certain companies in the sector and by Copel itself, concerning the interpretation of the market rules currently in effect. These companies, which were not included in the area covered by rationing, were granted a preliminary injunction that voids ANEEL Ruling no. 288, dated 16 May 2002, the purpose of which was to clarify to the electric utilities the meaning and the application of certain MAE accounting rules included in the General Agreement of the Electric Energy Sector.

MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed by the new Electric Energy Trading Chamber (CCEE) on 12 November 2004.

Under the aforementioned decree, CCEE was constituted as a private corporate entity subject to ANEEL regulation and inspection.

40. Reconciliation of the Provision for Income Tax and Social Contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

	Parent Company		Consolidated

	30.09.2005	30.09.2004	30.09.2005	30.09.2004
Income (losses) before income tax and social contribution	273.828	292.071	492.196	494.881
Income tax and social contribution (34%)	(93.102)	(99.304)	(167.347)	(168.260)
Tax effects on:
Equity in the results of investees	129.924	105.071	3.916	(20.750)
Other	(1.588)	(122)	(6.798)	6.729
Tax effects on:
Income tax and social contribution (34%)	35.234	5.645	(170.229)	(182.281)

41.Financial Instruments

Company management, through a policy of derivatives, has carried out currency hedge transactions in order to ensure some protection against the effects of foreign exchange fluctuations on US dollar-denominated liabilities.

The book value of this financial instrument was settled on 29 April 2005, restated according to the contractual rates. The realized loss due to the negative result of these transactions, in the amount of R$ 166,581, is recorded in financial expenses (R$ 41,952 in the first half of 2005; R$ 90,905 in 2004, out of which R$ 44,912 were recorded through September 2004; and R$ 33,724 in 2003).

42. Related-Party Transactions

COPEL has carried out several transactions with unconsolidated related parties, including the sale of electric energy to final customers, at rates approved by ANEEL, resulting in billed amounts which are not material for purposes of disclosure. All other transactions were carried out under terms and conditions similar to those regularly agreed on the market.

The main balances of related party transactions in Copel’s balance sheet are:

Related party	Nature of operation	Consolidated

		30.09.2005	30.06.2005
Current assets	.
Braspower I. Engineering S/C Ltda.	Transfer of employees	863	759
Copel Amec S/C Ltda.	Transfer of employees	18	18
Government of the State of Paraná	Transfer of employees	1.152	1.152
Government of the State of Paraná	Recoverable Rate Deficit Account - CRC
	(note 8)	30.961	30.659
Petrobras Gás S.A	Exchange variation - gas transport	264	153
Elejor - Centr. Elet.do Rio Jordão S.A.	Resale of telecommunications products	358	343
.
Long-term receivables	.
Elejor - Centr. Elet.do Rio Jordão S.A.	Loan agreement (note 13)	169.806	160.815
Foz do Chopim Energética Ltda.	Loan agreement (note 13)	34.931	34.473
Government of the State of Paraná	Recoverable Rate Deficit Account - CRC
	(note 8)	1.146.764	1.170.108
.
Current liabilities
BNDES	Financing for Jordão River Diversion (note 16)	1.381	2.737
BNDES	Financing for machinery, construction, facilities and
	services (note 16)	6.294	6.285
Centrais Eólicas do Paraná Ltda.	Purchase of electricity	2.239	1.902
Dona Francisca Energética S.A.	Purchase of electricity (note 18)	4.847	4.847
	Reimbursement of salaries
Dutopar Participações Ltda.	of transferred employees	152	166
Elejor Centrais Elétr. Rio Jordão S.A.	Purchase of electricity (note 18)	6.202	-
Eletrobrás	Financing (note 16)	45.799	46.013
Eletrobrás (Itaipu)	Purchase of electricity (note 18)	55.989	60.764
Foz do Chopim Energética Ltda.	Purchase of electricity (note 18)	62.376	57.156
Petrobras Gás S.A	Purchase of gas for resale (note 18)	721.462	664.936
Petrobras Gás S.A	Exchange variation - gas transport	-	(506)
	Reimbursement of salaries
Petrobras Gás S.A	of transferred employees	29	29

Long-term liabilities
BNDES	Financing for machinery, construction, facilities and
	services (note 16)	33.099	34.629
Eletrobrás	Financing (note 16)	323.965	334.267
	.

The main balances of related party transactions in Copel’s statement of income are:

Related party	Nature of operation	Consolidated

		30.09.2005	30.09.2004
Gross revenues from sales and services
Sercomtel S.A. Telecomunicações	Lease of fiber optics	660	1.120
Elejor - Centr. Elet.do Rio Jordão S.A.	Resale of telecommunications products	358	-
	.
Electricity purchased for resale
Centrais Eólicas do Paraná Ltda.	Purchase of electricity	728	665
Dona Francisca Energética S.A.	Purchase of electricity (note 27)	36.926	33.137
Eletrobrás (Itaipu)	Purchase of electricity (note 27)	357.091	316.869
Foz do Chopim Energética Ltda.	Purchase of electricity (note 27)	17.397	16.060
Elejor Centrais Elétr. Rio Jordão S.A.	Purchase of electricity (note 27)	11.464	-

Natural gas and supplies for the gas business
Petrobras Gás S.A	Natural gas purchased for resale (note 32)	117.446	213.990
	.
Other operating expenses
Braspower I.Engineering S/C Ltda.	Recovery of expenses with employee transfers	(312)	(300)
Copel Amec S/C Ltda.	Recovery of expenses with employee transfers	-	(75)
	Reimbursement of salaries
Dutopar Participações Ltda.	of transferred employees	680	571
Government of the State of Paraná	Recovery of expenses with employee transfers	(304)	(97)
	Reimbursement of salaries
Petrobras Gás S.A	of transferred employees	262	173

Financial income
Elejor - Centr. Elet.do Rio Jordão S.A.	Income under loan agreement	31.835	10.987
Foz do Chopim Energética Ltda.	Income under loan agreement	1.824	2.336
Government of the State of Paraná	Income from CRC	59.971	156.016

Financial expenses
BNDES Participações S.A.	Financing for Jordão River Diversion	383	972
BNDES Participações S.A.	Financing for machinery, construction, facilities and
	services	3.085	5.649
Dona Francisca Energética S.A.	Penalty under power purchase agreement	-	860
Foz do Chopim Energética Ltda.	Penalty under power purchase agreement	101	3.701
Eletrobrás	Charges on financing	23.960	31.861

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in note 12.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.4% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the Interamerican Development Bank (IDB) (secured by its equity in Dona Francisca), with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor) in the amounts (as of 30 September 2005) of R$ 54,590, R$ 58.269, and R$ 33,951, respectively.

Dutopar Participações S.A. and Petrobras Gás S.A. – Both companies are minority shareholders of Cia. Paranaense de Gás – Compagas.

Elejor – Centrais Elétricas do Rio Jordão S.A. – In order to ensure full and timely payment, Copel signed a letter of guarantee pledging an unsecured guarantee to all debenture holders and taking main responsibility for the fulfillment of all financial obligations undertaken by the issuer to BNDES Participações S.A., in the amount of R$ 183,134 as of 30 September 2005.

Eletrobrás – Eletrobrás holds 1.1% of the Company’s common shares. The Company was granted financing by Eletrobrás, as described in note 16.

UEG Araucária Ltda. - The Company has signed a capacity purchase agreement with UEG Araucária. The validity of this agreement is the subject of pending litigation between the parties (note 18).

43. Wholly-Owned Subsidiaries

Shown below are the financial statements as of 30 September 2005 of Copel’s wholly-owned subsidiaries Copel Generation (GER), Copel Transmission (TRA), Copel Distribution (DIS), Copel Telecommunications (TEL), and Copel Corporate Partnerships (PAR), in addition to subsidiary Companhia Paranaense de Gás – Compagas (COM):

ASSETS	GER	TRA	DIS	TEL	PAR	COM

Current Assets
Cash in hand	518.479	15.924	230.265	2.775	5.742	25.518
Customers and distributors, net	169.187	42.492	841.919	-	-	36.649
Services to third parties, net	3.116	245	54	14.032	-	-
Dividends receivable	-	-	-	-	1.770	-
Construction in progress	2.331	4.371	1.756	-	231	-
CRC transferred to the State Government of Paraná	-	-	30.961	-	-	-
Taxes and social contributions paid in advance	10.624	9.137	63.303	2.277	4.369	685
Inventories	91	8.830	21.133	2.617	-	538
Account for compensation of Portion A	-	-	150.134	-	-	-
PIS/PASEP - COFINS Regulatory Asset	-	20.814	35.568	-	-	-
Other receivables	23.610	6.781	40.293	1.380	139	1.063
	727.438	108.594	1.415.386	23.081	12.251	64.453
Long-Term Receivables
Customers and distributors	129.837	-	21.447	-	-	326
CRC transferred to the State Government of Paraná	-	-	1.146.764	-	-	-
Taxes and social contributions	47.911	35.492	290.091	10.264	7.282	2.445
Judicial deposits	6.833	16.004	57.080	288	-	-
Subsidiaries, investees, and parent company	36.529	-	-	-	169.806	-
Account for compensation of Portion A	-	-	14.280	-	-	-
PIS/PASEP - COFINS Regulatory Asset	-	-	32.680	-	-	-
Other receivables	4.645	5.544	36.269	-	1.694	52
	225.755	57.040	1.598.611	10.552	178.782	2.823
Permanent Assets
Investments	4.150	2.257	419	-	514.010	2
Property, plant, and equipment	2.937.874	1.067.993	1.860.799	178.151	161	123.528
( - ) Special obligations	-	(7.140)	(751.885)	-	-	-
Deferred assets	-	-	-	-	-	205
	2.942.024	1.063.110	1.109.333	178.151	514.171	123.735

Total assets	3.895.217	1.228.744	4.123.330	211.784	705.204	191.011

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TEL	PAR	COM

Current Liabilities
Loans and financing	50.378	16.093	21.654	-	-	6.294
Debentures	-	-	36.851	-	-	-
Suppliers	765.218	6.405	457.269	2.093	31	14.378
Taxes and social contributions	35.604	38.970	224.513	998	-	8.510
Interest on capital	-	-	-	916	38.029	-
Payroll and labor provisions	16.054	14.545	56.757	4.671	783	679
Post-employment benefits	23.777	22.710	71.781	5.296	139	-
Account for compensation of Portion A	-	-	40.686	-	-	-
Regulatory charges	17.927	999	47.438	18	-	-
Other accounts payable	1.796	1.554	16.710	500	1.548	454
	910.754	101.276	973.659	14.492	40.530	30.315
Long-Term Liabilities
Loans and financing	356.519	82.772	103.663	-	-	33.099
Debentures	-	-	558.351	-	-	-
Suppliers	889	-	299.786	-	-	267
Post-employment benefits	97.004	86.489	305.139	18.194	518	723
Account for compensation of Portion A	-	-	40.874	-	-	-
Taxes and social contributions	-	-	51.478	-	-	8.957
Subsidiaries, investees, and parent company	-	3.400	173.944	67.244	249.256	-
Provision for contingencies	38.523	29.307	120.133	682	-	-
	492.935	201.968	1.653.368	86.120	249.774	43.046
Shareholders' Equity
Share capital	2.338.932	751.989	1.607.168	120.650	330.718	50.012
Capital reserves	-	-	-	701	-	-
Income reserves	30.012	83.206	-	107	43.528	41.302
Accrued income (losses)	122.584	90.305	(110.865)	(10.286)	40.654	26.336
	2.491.528	925.500	1.496.303	111.172	414.900	117.650

Total liabilities and shareholders' equity	3.895.217	1.228.744	4.123.330	211.784	705.204	191.011

STATEMENT OF INCOME	GER	TRA	DIS	TEL	PAR	COM

Operating Revenues
Sales of electricity to final customers	67.842	-	3.828.036	-	-	-
Sales of electricity to distributors	847.993	-	102.334	-	-	-
Use of power grid	-	272.602	100.134	-	-	-
Revenues from telecommunications	-	-	-	57.288	-	-
Distribution of piped gas	-	-	-	-	-	204.533
Other operating revenues	17.515	1.179	44.414	-	-	36
Deductions from operating revenues	(106.508)	(30.375)	(1.266.831)	(8.280)	-	(33.161)
Net Operating Revenues	826.842	243.406	2.808.087	49.008	-	171.408
Operating Expenses
Payroll and pension and healthcare plans	(67.422)	(60.430)	(294.787)	(17.746)	(3.085)	(3.664)
Materials and supplies	(5.061)	(3.351)	(33.784)	(1.852)	(6)	(211)
Raw materials and supplies for energy generation	(130.091)	-	-	-	-	-
Natural gas and supplies for the gas business	-	-	-	-	-	(117.596)
Third-party services	(32.441)	(9.279)	(112.557)	(4.321)	(260)	(2.463)
Electricity purchased for resale	(61.351)	-	(1.329.358)	-	-	-
Charges for the use of the power grid	(93.218)	-	(453.735)	-	-	-
Depreciation and amortization	(76.925)	(28.825)	(113.987)	(19.884)	(31)	(3.619)
Regulatory charges	(46.931)	(2.133)	(282.480)	(128)	-	-
Taxes and social contributions	(1.453)	(4.344)	(15.153)	(85)	(49)	(117)
Other operating expenses	(5.515)	(2.873)	(59.136)	(2.132)	(31)	(1.616)
	(520.408)	(111.235)	(2.694.977)	(46.148)	(3.462)	(129.286)
Result of Operations	306.434	132.171	113.110	2.860	(3.462)	42.122
Equity in Results of Subsidiaries & Investees	-	-	-	-	21.013	-
Financial Income (Losses)
Financial revenues	48.153	3.649	174.019	1.119	32.896	2.555
Financial expenses	(166.067)	2.657	(84.125)	(306)	(1.163)	(4.836)
	(117.914)	6.306	89.894	813	31.733	(2.281)
Operating Income (Losses)	188.520	138.477	203.004	3.673	49.284	39.841
Non-Operating Income (Losses)	260	(291)	(8.893)	(273)	107	(10)
Income (Losses) before taxes	188.780	138.186	194.111	3.400	49.391	39.831
Income tax and social contribution	(66.196)	(47.881)	(67.951)	(1.203)	(8.737)	(13.495)

Net Income (Losses) for the Period	122.584	90.305	126.160	2.197	40.654	26.336

44.Energy Auction

On 2 April 2005, another energy auction took place, at which 1.32 thousand average MW from existing facilities were negotiated, for a total of R$ 7.72 billion. Thirty-three distribution utilities were in attendance bidding for energy from sixteen generation utilities. Companies signed eight-year contracts for supply starting in 2008. Energy for 2009 was removed from the auction by the auction commission due to sellers withdrawing on account of low prices.

Even though Copel had reported to the Ministry of Mines and Energy that it needed to acquire 80 MW/yr for 2008 and 120 MW/yr for 2009, it actually acquired only 53.79 MW/yr at R$ 83.13/MWh for 2008 and no energy whatsoever for 2009, due to the rules of the auction.

Even though it did not acquire the total amounts declared at the auction, Copel Distribution is not running a deficit in electricity, since the supply of free customers was transferred to Copel Generation. This would have allowed Copel Distribution to cancel up to 100% of the energy assigned to such free customers acquired under Electric Energy Marketing Agreements in the Regulated Environment (CCEAR); the Company, however, chose to relinquish only a fraction of such energy, so it could use the remainder to make up for the amounts it failed to acquire at the auction.

Copel Distribution then started to acquire energy from the Deficit and Surplus Offsetting Mechanism, achieving such a level of surplus energy that released it from participating in the auction that took place in August, at prices lower than those negotiated at the auction. The Company will now attend the December auction, to keep the surplus level considered optimal within the new framework of the energy sector. By adopting such strategy, Copel Distribution has managed to reduce the mix of power purchases for its captive customers.

Copel Generation sold 80 MW/yr for 2008-2015 (eight-year agreements). It did not sell, however, any energy for 2009-2016 (sixteen-year agreements) because the rules of the auction led to prices well below the minimum required by Copel, thereby leading the Company to withdraw its offers.

45.Subsequent Events

Energy Auction in October 2005

On 11 October 2005, ANEEL/CCEE held the 3rd and 4th Auctions of Energy from Existing Facilities to supply distribution companies within the Regulated Environment. Copel Generation participated as a seller.

At the 3rd Auction (for 3-year supply agreements from 2006 through 2008), Copel Generation did not actually participate in the negotiations.

At the 4th Auction (eight-year supply agreements from 2009 through 2016), which took place on the same day, Copel Generation sold 245 MW/yr at R$ 95.95/MWh.

A total of 1,166 MW/yr were auctioned off by 10 generation companies, at prices ranging from R$ 91.80/MWh to R$ 96.00/MWh, to 17 distribution companies.

46. Other Relevant Information

Audit Committee

In order to comply with the requirements set forth by the Sarbanes-Oxley Act, in June 2005 our bylaws were amended to establish an Audit Committee composed of three members who are elected for two-year terms and may be reelected. According to the Internal Rules and Regulations of the Audit Committee, members are elected and may be removed by the Board of Directors.

The Audit Committee is responsible for our Financial Statements and for ensuring compliance with all legal requirements regarding disclosure/reporting obligations. Its duties include monitoring the work of the independent auditors and of the Company’s internal audit staff and reviewing the effectiveness of internal controls and risk management procedures.

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

Distribution

Customer connections – In September 2005, Copel supplied energy to 3,239,293 customers (3,157,334 in September 2004). In the first nine months of the year, 59,216 new customers were connected to Copel’s grid (61,836 in the first nine months of 2004). In the third quarter of 2005 alone, 16,480 new customers were connected (22,993 in the third quarter of 2004).

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation at the end of September 2005 was 1,219 km (1,183 km in September 2004).

Market breakdown – The generation of energy by Copel from January through September 2005 was 12,716 GWh (13,475 GWh in the first nine months of 2004); the Company also purchased energy from Itaipu (3,500 GWh, against 4,245 GWh in the first nine months of 2004); from CIEN (2,621 GWh, against 2,564 GWh in the same period in 2004); and from CCEAR (auction) (6,420 GWh), as shown in the flowchart below:

Energy flowchart (GWh)	January through September 2005

Obs.: Amounts subject to change after final accounting by CCEE.
CG = Center of gravity of the submarket (difference between energy under contract and energy received in the CG -
set forth under contract.)

Consumption by customer category (GWh) – Power consumption from January through September 2005 is broken down by customer category on the following table. Consumption by the industrial segment (taking into account only COPEL Distribution’s customers) dropped by 8.4%, due to the transfer of free customers to COPEL Generation in April 2005. Total industrial consumption within COPEL’s concession area, however, grew by 1.0% through the addition of free customers supplied by COPEL Generation in Paraná.

Category			In GWh

	Jan - Sep 2005	Jan - Sep 2004	Variation
Residential	3.486	3.350	4,1%
Industrial *	4.886	5.335	-8,4%
Commercial	2.411	2.259	6,7%
Rural	1.051	990	6,2%
Other	1.333	1.295	2,9%
Copel Distribution's subtotal	13.167	13.229	-0,5%
Free (industrial) customers **	840	333	152,3%
COPEL'S TOTAL	14.007	13.562	3,3%

Carbocloro and Volkswagen ***	-	632	-100,0%

TOTAL	14.007	14.194	-1,3%

* Copel Distribution's free customers were transferred, in April 2005, to Copel Generation.
** customers supplied by Copel Generation.
*** such drop is due to the expiration of the agreements with Carbocloro and Volkswagen at the end of 2004.

Industrial consumption by sector (GWh) - The next table shows the power consumption by the main industrial sectors, including free customers:

Sector	In GWh

	Jan - Sep 2005	Jan - Sep 2004	Variation
Foodstuffs and beverages	1.649	1.594	3,5%
Lumber	718	703	2,1%
Paper, cardboard, and pulp	647	544	18,9%
Non-metallic minerals	431	452	-4,6%
Chemicals	378	446	-15,2%
Rubber and plastics	374	357	4,8%
Motor vehicles	317	311	1,9%

Number of customers – The number of customers billed by Copel in September 2005 was 3,239,293, representing a growth of 2.6% over the same month of last year.

Category	Customers

	September 2005	September 2004	Variation
Residential	2.545.459	2.477.008	2,8%
Industrial (including free customers)	52.119	49.713	4,8%
Commercial	271.782	264.163	2,9%
Rural	328.461	325.893	0,8%
Other	41.472	40.557	2,3%

	3.239.293	3.157.334	2,6%

Management

Workforce – Copel’s workforce at the end of the third quarter of 2005 amounted to 7,266 employees, assigned to the different subsidiaries as follows: Copel Generation, 861; Copel Transmission, 893; Copel Distribution, 5,225; Copel Telecommunications, 261; and Copel Corporate Partnerships, 26 employees. Compagas, in which Copel holds a 51% interest, had 66 employees in September 2005.

(At the end of the third quarter of 2004, Copel had 6,733 employees, assigned to the different subsidiaries as follows: Copel Generation, 817; Copel Transmission, 837; Copel Distribution, 4,806; Copel Telecommunications, 248; and Copel Corporate Partnerships, 25 employees. Compagas had 56 employees.)

COPEL Distribution recorded the most significant expansion in workforce, as new electricians and customer service representatives were hired in order to adjust and improve the standard of service to customers and to gradually reduce outsourced labor in such areas.

Investor Relations

From January through September 2005, Copel’s common shares (ON) and class B preferred shares (PNB) were traded on 100% of the São Paulo Stock Exchange (BOVESPA) trading sessions. Copel had 15.0% of its common shares and 78.3% of its class B preferred shares free floating in the period, which corresponds to 44.7% of the Company’s share capital. Copel’s market value as of 30 September 2005 was approximately R$ 4,202 million. Out of the 57 securities that make up the Ibovespa index, Copel’s class B shares ranked 22nd, accounting for 1.3% of the portfolio, with a Beta index of 1.04. Out of the 12 companies that make up the IEE theoretical portfolio, Copel ranked 4th, accounting for 8.5% of the portfolio.

On the New York Stock Exchange (NYSE), Copel’s class B preferred shares, represented by American Depositary Shares (ADSs), were traded on 100% of the trading sessions.

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, Copel’s Class B preferred shares were traded, under the symbol XCOP, on 98% of the trading sessions.

As reported by BOVESPA, the closing price of Copel’s common shares on the last trading day of the period was R$ 13.60 per lot of one thousand shares (a 38.8% variation), and class B preferred shares were traded at R$ 17.41 per lot of one thousand shares (a 50.1% variation). As reported by NYSE, Copel’s ADSs had a closing price of US$ 7.72 at the end of the period (a 72.7% variation). On LATIBEX, the Company’s shares had a closing price of 6.51 euros (a 102.8% variation).

Stock performance	Common (ON)		Class B preferred (PNB)

	Total	Daily average	Total	Daily average
Bovespa
Trades	2.570	14	81.239	432
Number of shares (in thousands)	11.928.700	63.451	153.938.300	818.821
Volume (in thousands of reais )	128.193	682	2.060.822	10.962
Trading sessions	188	100%	188	100%
Nyse
Trades	NA	NA	NA	NA
Number of shares (in thousands)	963.700	26.046	74.015.600	391.617
Volume (in thousands of U.S. dollars)	4.061	21	410.002	2.169
Trading sessions	37	20%	189	100%
Latibex
Trades			NA	NA
Number of shares (in thousands)			874.439	4.627
Volume (in thousands of euros)			3.507	18
Trading sessions			189	98%

Finance

Rates - The average rate for sales to final customers in September 2005 reached R$ 214.99/MWh, representing an 11.42% increase over the rate effective in September 2004.

Rates			R$/MWh

	September 2005	September 2004	Variation
Residential	269,36	262,51	2,6%
Industrial	181,04	149,83	20,8%
Commercial	241,94	222,84	8,6%
Rural	163,98	156,00	5,1%
Other	181,26	166,79	8,7%
Total for sales to final customers	214,99	192,95	11,4%

Net of ICMS (VAT)
Does not include free customers

Under Resolution no. 164, dated 1 August 2005, ANEEL approved new rates for bulk sales by COPEL to CELESC (under Initial Contracts), with a 10.17% (capacity charge) and 10.08% (energy charge) increase over previous rates. Under Resolution no. 175 of 22 August 2005, the rates for sales to Força e Luz Coronel Vivida Ltda. – FORCEL were increased by 2.91% .

Rates for power purchases	R$/MWh

	September 2005	September 2004	Variation
Itaipu (*)	80,52	94,33	-14,6%
CIEN	88,24	92,67	-4,8%
Auction - CCEAR	57,51	-	-

(*) Includes Furnas' rate

Under ANEEL Resolution no. 150, the rate for transport of power from Itaipu Binacional (paid to Furnas Centrais Elétricas) was set at R$ 3,456.90/MW (a 16.35% increase), effective 1 July 2005. Also under Resolution no. 150, the rate for use of the transmission grid included in the Basic Network of the Interconnected Electric System was set at R$ 8,589.85/MW (an 11.78% increase), effective 1 July 2005.

Rates for sales to distributors	R$/MWh

	September 2005	September 2004	Variation
Auction - CCEAR	57,50	-	-
Small utilities	82,09	75,64	8,5%

Review of the Statement of Income

Operating Revenues

From January through September 2005, net operating revenues reached R$ 3,582,927, an increase of 26.6% over the R$ 2,830,880 recorded in the same period in 2004. Such increase was due mostly to: the reduction in the discount afforded to customers who pay their bills when due, which resulted in an average rate increase of 9% starting on 24 June 2004 and of 5% starting on 1 February 2005; increased revenues from sales to distributors on account of the cancellation of 75% of the volume under the initial contract between Copel Generation and Copel Distribution and of the subsequent deals made by Copel Generation at the first auction of electricity from existing facilities (980 MW/year for the period of 2005 to 2012 at R$ 57.50/MWh); and higher revenues from the use of the transmission grid by third parties owing to (i) the rate increase approved by ANEEL under Resolutions no. 71/2004, dated 30 June 2004, and no. 150/2005, dated 1 July 2005, (ii) the addition of new transmission assets to the Basic Network, and (iii) the reassessment of TUSD included in Copel’s rate review.

“Distribution of piped gas” refers to revenues from gas distribution to third parties by Compagas.

Expenses with goods and/or services sold

From January through September 2005, operating expenses reached R$ 3,022,792, against R$ 2,297,100 in the same period in 2004, on account of the following variations:

•	A 58.4% increase in “electricity purchased for resale”, on account of the cancellation of 75% of the volume under the initial contract between Copel Generation and Copel Distribution and of the subsequent purchase of energy by Copel Distribution at the first auction of electricity from existing facilities (992 MW/year for the period of 2005 to 2012 at R$ 57.51/MWh). Copel accrued amounts for power purchases as follows: R$ 357,091 to Itaipu, R$ 232,821 to CIEN, R$ 59,799 to Itiquira, and R$ 332,053 at the auction of existing energy. The Company also accrued R$ 65,406 as passive CVA on electricity purchased for resale.

•	An increase in “charges for the use of the transmission grid” resulting from the rate increases approved by ANEEL under Resolutions no. 71, dated 30 June 2004, and no. 150, dated 1 July 2005, and from the amortization of R$ 80,557 in Portion A amounts. Another determining factor was the reversal of Portion A amounts in the period (R$ 398), whereas from January through September 2004 R$ 78,432 were deferred.

•	A 20.6% increase in “personnel”, due mostly to wage increases granted in July 2004 (1.26%)and October 2004 (6.5%), to the hiring of 533 new employees, and to the agreement on the bonus for hazardous working conditions (R$ 22,162), paid in March and May 2005. If this last non-recurring expense had not been included, personnel costs would have grown by 13.5%.

•	With the consolidation of Compagas, the caption “raw materials and supplies for the generation of electricity” reflects only the amounts spent with fuels and other supplies purchased from third-parties. The increase recorded in the period resulted from the purchase of gas for UEG Araucária which stopped being unaccounted for in the period due to the termination of the agreements between Copel Generation and Compagas.

•	“Natural gas and related supplies” reflects the amounts of natural gas acquired by Compagas from Petrobras. The drop recorded in the period results from the termination of the agreement for the purchase of gas for UEG Araucária. Since 1 June 2005, Compagas has no longer been billing any amounts under the gas purchase and transport agreements.

•	A 31.1% growth in “Regulatory Charges”, which reflects disbursements of: R$ 167,227 to the Fuel Consumption Account, R$ 44,370 for compensation for the use of water resources, R$ 111,371 for the Energy Development Account (CDE), and R$ 8,704 to cover ANEEL’s inspection fees and others.

•	The increase in "taxes" resulted from penalties imposed by the State Finance Department on COPEL for having wrongfully classified customers under the rural category, which is entitled to deferment of value-added tax ("ICMS"), during the period from January 2000 through December 2004. This amount will be paid off in 60 monthly installments starting July 2005.

•	An increase in “other operating expenses”, due mostly to the allocation in the period of a provision in the amount of R$ 52,729 for doubtful accounts, in compliance with the Electric Energy Public Service Accounting Manual issued by ANEEL.

EBITDA

Earnings before interest, taxes, depreciation, and amortization (EBITDA) reached, through September 2005, R$ 803,407, representing a 5.1% increase in comparison with the same period last year (R$ 764,654).

Financial Income

Financial income recorded from January through September 2005 fell by 2.5% compared to the same period in 2004. The main variations were: higher earnings from financial investments resulting from higher amounts of cash in hand in the period; increased interest and fees in connection with the loan agreement with Elejor; lower monetary variations due to a reduced IGP-DI, the index used to restate the balance of CRC transferred to the State Government; and higher penalties on overdue bills.

Financial expenses increased by 5.9% mostly on account of the penalties recorded in connection with the gas purchase agreement (R$ 136,244).

Operating Income

At the end of the third quarter of 2005, Copel recorded operating income of R$ 501,295, representing an increase of 0.4% over the same period last year.

Non-Operating Income

Non-operating income reflects basically the net effect of the disposal of property and rights.

Income (Losses) for the Period

From January through September 2005, Copel recorded net income of R$ 309,062, an increase of 3.8% compared to the same period last year. In the third quarter of 2005 alone, net income was R$ 112,402.

SENIOR MANAGEMENT AND COMMITTEES

FISCAL COUNCIL

ANTONIO RYCHETA ARTEN
Chairman
HERON ARZUA
LINDSLEY DA S. RASCA RODRIGUES
MÁRCIO LUCIANO MANCINI
NELSON PESSUTI

AUDIT COMMITTEE

LAURITA COSTA ROSA
Chairwoman
ACIR PEPES MEZZADRI
ROGÉRIO DE PAULA QUADROS

BOARD OF DIRECTORS

JOÃO BONIFÁCIO CABRAL JÚNIOR
Chairman
ACIR PEPES MEZZADRI
FRANCELINO LAMY DE MIRANDA GRANDO
LAURITA COSTA ROSA
MARIA APARECIDA RODRIGUES PLAÇA
NELSON FONTES SIFFERT FILHO
ROGÉRIO DE PAULA QUADROS
RUBENS GHILARDI
SÉRGIO BOTTO DE LACERDA

BOARD OF OFFICERS

RUBENS GHILARDI
Chief Executive Officer
PAULO ROBERTO TROMPCZYNSKI
Chief Finance and Investor Relations Officer
LUIZ ANTÔNIO ROSSAFA
Chief Corporate Management Officer
RONALD THADEU RAVEDUTTI
Chief Distribution Officer
JOSÉ IVAN MOROZOWSKI
Chief Power Generation & Transmission and Telecommunications Officer
ASSIS CORRÊA
Chief Legal Officer

ACCOUNTANT

EDSON GILMAR DAL PIAZ BARBOSA
Accountant - CRC-PR-023798/O-

OPINION BY THE INDEPENDENT ACCOUNTANTS

Report of the Independent Accountants on the Limited Reviews of Quarterly Information

To the Senior Management and Shareholders of Companhia Paranaense de Energia - COPEL

1	We have carried out limited reviews of the financial information contained in the Quarterly Information (ITR) of Companhia Paranaense de Energia - COPEL (parent company and consolidated) for the quarters and periods ended on 30 September and 30 June 2005 and on 30 September 2004, prepared under responsibility of Company management.

2	Our reviews were carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company, with regard to the main criteria adopted in the preparation of the quarterly information, and (b) a review of the material information and of the subsequent events which have, or may have, significant effects on the Company’s financial position and operations.

3	Based on our limited reviews, we are not aware of any material modifications that should be made to the aforementioned quarterly information so as to make such information compliant with the accounting practices adopted in Brazil, applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities and Exchange Commission (CVM).

4	As mentioned in note 39 to the Quarterly Information, the Company is challenging the calculations made by the Wholesale Energy Market – MAE (currently the Electric Energy Trading Chamber – CCEE), which take into account decisions by ANEEL contained in ANEEL Ruling no. 288/2002 and in ANEEL Resolution no. 395/2002, because it believes that these regulations introduced changes in the market rules prevailing at the time the corresponding transactions occurred. The amount under dispute is approximately R$ 585,000 thousand; no provision has been recorded by the Company, based on the opinion of its internal and external legal counsel who, respectively, believe that the chances of a favorable outcome for the Company are probable and possible.

Curitiba, 8 November 2005

PricewaterhouseCoopers
Independent Auditors
CRC 2SP000160/O-5 "F" PR

Valdir Renato Coscodai
Accountant
CRC 1SP165875/O-5 "S" PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.